AAS 0-10592

P.E 12/31/04

TRUSTCO
Bank Corp NY

ANNUAL REPORT 2004

TRUSTCO
Bank Corp NY

TrustCo Bank Corp NY is a savings and loan holding company headquartered in Glenville, New York. The Company is the largest financial services company headquartered in the Capital Region of New York State. The Company's principal subsidiary, Trustco Bank, operates 75 community banking offices and 72 Automatic Teller Machines throughout the Bank's market area. The Company serves three states and 17 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)	Years ended December 31, 2004	2003	Percent Change
Income:			
Net interest income (Taxable Equivalent)	**$ 105,024**	102,752	2.21%
Net income	**56,540**	53,031	6.62
Per Share:			
Basic earnings	**.761**	.713	6.73
Diluted earnings	**.753**	.704	6.96
Tangible book value	**3.02**	3.06	(1.31)
Average Balances:			
Assets	**2,828,195**	2,710,175	4.35
Loans, net	**1,176,856**	1,275,023	(7.70)
Deposits	**2,474,179**	2,340,827	5.70
Shareholders' equity	**223,719**	225,045	(0.59)
Financial Ratios:			
Return on average assets	**2.00%**	1.96	2.04
Return on average equity (1)	**26.65**	26.21	1.68
Consolidated tier 1 capital to:			
Total average assets (leverage)	**7.74**	7.53	2.79
Risk-adjusted assets	**17.09**	16.54	3.33
Total capital to risk-adjusted assets	**18.37**	17.82	3.09
Net loans charged off (recovered) to average loans	**(.02)**	.39	—
Allowance for loan losses to nonperforming loans	**15.6x**	15.0x	4.00
Efficiency ratio	**38.78**	38.33	(1.17)
Dividend payout ratio	**78.83**	83.98	(6.13)

Per share information of common stock

	Basic Earnings	Diluted Earnings	Cash Dividend	Tangible Book Value	Range of Stock Price High	Low
2003						
First quarter	$ .178	.175	.150	3.12	11.40	9.50
Second quarter	.180	.178	.150	3.16	11.75	9.72
Third quarter	.192	.189	.150	3.14	13.47	10.81
Fourth quarter	.163	.161	.150	3.06	14.25	12.25
2004						
First quarter	**.191**	**.188**	**.150**	**3.15**	**14.00**	**12.64**
Second quarter	**.193**	**.191**	**.150**	**2.89**	**13.79**	**11.87**
Third quarter	**.205**	**.203**	**.150**	**3.02**	**13.21**	**12.17**
Fourth quarter	**.172**	**.171**	**.150**	**3.02**	**14.18**	**12.80**

(1) Excludes the market adjustment on securities available for sale.

Growing, Moving Forward... 2004

New Openings


Celebrate!
TRUSTCO BANK
Grand Opening
in SLINGERLANDS
Slingerlands


Celebrate!
TRUSTCO BANK
Grand Opening
in VALATIE
Valatie


Celebrate!
TRUSTCO BANK
TRUSTCO BANK
Grand Opening
November 1, 2004
in WAPPINGERS FALLS
Wappingers Falls


TRUSTCO BANK


CO BANK
Trustco's new mascot **Trusty**, *Your Home Town Pal.*


Grand Opening
in
SARASOTA
TRUSTCO BANK
Sarasota


Grand Opening
in
OSPREY
TRUSTCO BANK
Osprey

Table of Contents

TrustCo Mission Statement:

TrustCo will be the low cost provider of high quality services to our customers in the communities we serve and return to our owners an above average return on their investment.

President's Message

Dear Shareholder:

We had another record year in 2004 at TrustCo. Although others in our industry did well, few can match the TrustCo record of sustained superior performance. We are grateful to our shareholders, customers, Board of Directors and employees for their strong support and enthusiasm.

During 2004, measurements that drive shareholder value continued in the right direction with net income at $56.5 million, up a significant 6.6% over 2003. In 2004, return on average equity (ROE), our most important measurement, was 26.65% up from 26.21% in 2003. TrustCo's enviable five-year ROE was 25.66% and our plans call for a 26% ROE in 2005.

TrustCo's world-class efficiency ratio was 38.8% for 2004. This measurement is one of the best tests to identify effective expense controls and productivity.

We have often discussed our philosophy of returning excess capital to our shareholders while maintaining sufficient capital to meet the regulatory definition of "well capitalized." Therefore, in 2004, 78.8% of net income was paid to shareholders in cash dividends.

TrustCo's branch office expansion program continues. In 2004 we opened offices in Osprey and Sarasota, our first two branches on the west coast of Florida. Our expansion downstate is also on track with the opening of our Wappingers Falls office, our third in Dutchess County. We continue to find opportunities in Upstate New York, and in 2004, we opened branches in Valatie and Slingerlands. During 2004 we also relocated our Rotterdam Square office to a more visible location within the mall. Our plans call for aggressive branch expansion in 2005, targeting the Capital Region, downstate New York/ northern New Jersey and Florida.

The quality of the loan portfolio is excellent, and our allowance for loan loss ratios and other asset quality indicators remain strong.

We note with sorrow the passing of Barton A. Andreoli, a director of TrustCo Bank Corp NY and Trustco Bank since 1993. Mr. Andreoli was an enthusiastic and contributing member of several committees, and will be missed.

There were a number of senior staff changes during 2004. Kevin M. Curley and Robert M. Leonard were elevated to Administrative Vice Presidents; and Michael J. Lofrumento and Patrick M. Canavan were named Vice Presidents. I believe that the TrustCo management team has the experience and ability to continue to lead the Company along the road of accomplishment and prosperity in the future.

President's Message *(continued)*

2004 was a year in which average assets of $2.82 billion grew by $118.0 million, an increase of 4.4%. This solid performance will provide us with investment opportunities going forward. Our loan portfolio grew by 6.7% during 2004 with continued emphasis on the retail side of the product mix.

Our Trust Department, which currently manages assets in excess of $992 million, has ambitious expectations for 2005 and continues moving forward.

Our community needs have expanded, and TrustCo has responded appropriately. Our staff involvement with hundreds of nonprofit agencies throughout our market area, coupled with financial support from TrustCo, has received increased public awareness.

We are enthusiastic about TrustCo's future. It is our intention at every level in the Company to carry our past success into the future. Our products are tailored to the needs of our community; we have a solid team to deliver them, and a management style that can adapt almost immediately to marketplace changes.

We are sure the combination of management, products, financial strength and the enthusiastic commitment of the Board of Directors will bring us continued success in the years ahead, whatever the banking environment.

Sincerely,

Robert J. McCormick
President & Chief Executive Officer
TrustCo Bank Corp NY

Management's Discussion and Analysis of Financial Condition and Results of Operations

The financial review which follows will focus on the factors affecting the financial condition and results of operations of TrustCo Bank Corp NY (the "Company", "TrustCo" or the "Bank"), and Trustco Bank during 2004 and, in summary form, the two preceding years. Net interest income and net interest margin are presented in this discussion on a taxable equivalent basis. Balances discussed are daily averages unless otherwise described. The consolidated financial statements and related notes and the quarterly reports to shareholders for 2004 should be read in conjunction with this review. Certain amounts in years prior to 2004 have been reclassified to conform with the 2004 presentation.

Overview

TrustCo recorded net income of $56.5 million or $0.753 of diluted earnings per share for the year ended December 31, 2004, compared to $53.0 million or $0.704 per share for the year ended December 31, 2003. This represents an increase of 6.6% in net income between 2003 and 2004.

During 2004, the following had a significant effect on net income:

- an increase of $3.6 million in net interest income compared to 2003, as an increase in the average balance of interest earning assets of $123.0 million was partially offset by a reduction of nine basis points ("bp") in the net interest margin,
- a reduction in the provision for loan losses from $1.2 million in 2003 to $450,000 in 2004 and,
- the recognition of net securities gains of $13.7 million in 2004 compared to $9.8 million recorded in 2003


Return on Equity
28%
26
24
22
20
18
16
14
12
26.08%
26.21%
26.65%
2002
2003
2004

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002	Components of Total Earning Assets 2004	2003	2002
Loans, net of unearned income	**$1,176,856**	1,275,023	1,512,448	**(98,167)**	(237,425)	**43.1%**	48.9%	58.6
Securities available for sale:								
U.S. Treasuries and agencies	**714,603**	506,608	185,462	**207,995**	321,146	**26.2**	19.4	7.2
States and political subdivisions	**168,723**	203,718	222,696	**(34,995)**	(18,978)	**6.2**	7.8	8.6
Mortgage-backed securities and collaterized mortgage obligations	**149,298**	60,248	62,494	**89,050**	(2,246)	**5.5**	2.3	2.4
Other	**25,221**	63,331	97,404	**(38,110)**	(34,073)	**0.9**	2.5	3.8
Total securities available for sale	**1,057,845**	833,905	568,056	**223,940**	265,849	**38.8**	32.0	22.0
Federal funds sold and other short-term investments	**494,579**	497,364	498,875	**(2,785)**	(1,511)	**18.1**	19.1	19.4
Total earning assets	**$2,729,280**	2,606,292	2,579,379	**122,988**	26,913	**100.0%**	100.0	100.0

Management's Discussion and Analysis *(continued)*

TrustCo has performed well with respect to a number of key performance ratios during 2004 and 2003, including:

- return on average equity of 26.65% for 2004 and 26.21% for 2003,
- return on average assets of 2.00% for 2004 and 1.96% for 2003, and
- an efficiency ratio of 38.78% for 2004 and 38.33% for 2003.

TrustCo's operations focus on providing high quality service to the communities served by the branch-banking network. The financial results for the Company are influenced by economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

TrustCo continues to open new branch locations. During 2004 five new branches were added to the franchise – two branches were opened on the west coast of Florida, one in Dutchess County, New York and two new branches in the Capital District region. The new branch locations continue the plan established several years ago to expand the franchise to areas experiencing economic growth. In 2005, this strategy will lead to the opening of seven to ten new branches. Management believes that expanding into central and western Florida and the downstate region of New York has been a success. The new branches have all of the same products and features found at our other locations. With a combination of competitive rates, excellent service and convenient locations, management believes that the new branches will attract deposit and loan customers and be a welcome addition to these communities.

Overall, 2004 was marked by growth in each of the key elements of performance. Deposits ended 2004 at $2.53 billion, an increase of $107.3 million from the prior year, and the loan portfolio grew to a total of $1.19 billion, an increase of $77.2 million over the 2003 year end balance. Likewise, the balance of overnight investments in federal funds sold and other short term investments increased to $642.2 million at year end from $355.3 million at year end 2003. This increase in federal funds sold and other short-term investments is described below in the sections on Securities Available for Sale and Federal Funds Sold and Other Short-term Investments. Offsetting these increases was a reduction of $280.9 million in the year end balance of securities available for sale. The increase in deposits and loans reflect the success the Company has had in attracting new

LOAN PORTFOLIO

(dollars in thousands)

	As of December 31,					
	2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	**$ 193,188**	**15.6%**	$190,501	16.4%	$199,795	14.1%
Real estate - construction	**20,148**	**1.6**	7,476	0.6	7,252	0.5
Real estate - mortgage	**822,103**	**66.3**	779,227	67.0	1,059,035	74.4
Home equity lines of credit	**191,242**	**15.4**	171,078	14.7	139,294	9.8
Installment loans	**13,749**	**1.1**	14,365	1.3	17,465	1.2
Total loans	**1,240,430**	**100.0%**	1,162,647	100.0%	1,422,841	100.0%
Less: Unearned income	**365**		381		540	
Allowance for loan losses	**49,384**		48,739		52,558	
Net loans	**$1,190,681**		$1,113,527		$1,369,743	

	Average Balances									
	2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	**$ 189,179**	**16.1%**	$ 199,729	15.7%	$ 198,566	13.1%	$ 195,152	12.8%	$179,952	12.9%
Real estate - construction	**12,430**	**1.1**	6,684	0.5	9,752	0.7	14,526	1.0	18,338	1.3
Real estate - mortgage	**780,777**	**66.3**	899,415	70.5	1,156,779	76.4	1,161,521	76.4	1,040,127	74.5
Home equity lines of credit	**181,948**	**15.4**	155,185	12.2	129,847	8.6	125,778	8.3	134,459	9.6
Installment loans	**12,895**	**1.1**	14,460	1.1	18,181	1.2	22,687	1.5	23,471	1.7
Total loans	**1,177,229**	**100.0%**	1,275,473	100.0%	1,513,125	100.0%	1,519,664	100.0%	1,396,347	100.0%
Less: Unearned income	**373**		450		677		896		933	
Allowance for loan losses	**49,299**		51,311		56,525		57,398		56,362	
Net loans	**$1,127,557**		1,223,712		1,455,923		1,461,370		1,339,052	

Management's Discussion and Analysis *(continued)*

Taxable Equivalent
Net Interest Income (dollars in millions)


$125
100
75
50
25
103.3
$102.8
$105.0
2002
2003
2004

customers to the Bank both in new branch locations as well as overall. Management believes that TrustCo's success is predicated on providing core banking services to a wider number of customers.

The decrease in the year end balance of securities available for sale is reflective of decisions made by management near year end to create additional liquidity (federal funds sold and other short-term investments) in the event interest rates begin to rise in 2005. On average for 2004 the balance of securities available for sale was $1.06 billion compared to $833.9 million in 2003. Sales of investment securities resulted in net gains of $13.7 million in 2004 and $9.8 million in 2003. These net gains were primarily from the portfolio of local bank stocks purchased over the years in connection with unsuccessful merger opportunities. For 2005 management does not anticipate that security gains will be as significant. Net unrealized gains on securities available for sale were $7.4 million at December 31, 2004, including $4.4 million of unrealized gains on equity securities.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within sound credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including federal funds sold) are the Company's primary earning assets. Average interest earning assets were 96.5% and 96.2% of average total assets for 2004 and 2003, respectively.

TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so called hot money; rather the Company focuses on core relationships with both depositors and borrowers.

TrustCo's objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for understood and controlled risk. The Company is deliberate in its effort to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships.

The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset/liability management.

Interest Rates

TrustCo competes with other financial service providers based upon many factors including quality of service, convenience of operations, and rates paid on deposits and charged on loans. The absolute level of interest rates, changes in rates, and customers' expectations with respect to the direction of interest rates have a significant impact on the volume of loan and deposit originations in any particular year.

Interest rates have remained at relatively low levels during 2004. One of the most important interest rates used to control national economic policy is the "federal funds" rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit quality rating. The federal funds rate increased by a total of 125 basis points during 2004 from 1.00% for the first half of the year to 2.25% by year-end. During this same time period the 10 year treasury bond did not change consistently with the increased federal funds rate. The 10 year treasury rate was 4.25% as of year end 2003 and 4.22% as of year end 2004. The Federal Reserve has indicated its intention to continue to monitor economic expansion in the United States economy which may require additional increases in the federal funds rate.

These changes in interest rates have an effect on the Company relative to the interest income on loans, securities and federal funds sold as well as on interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer term market interest rates such as the 10 year treasury. The federal funds sold portfolio and other short term investments are affected primarily by changes in the federal funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which is recorded at market value. Generally, as interest rates increase the market value of the securities available for sale portfolio will decrease.

The principal loan product for TrustCo is residential real estate loans. Interest rates on new residential real estate loan originations are also influenced by

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

(dollars in thousands)

	December 31, 2004			
	In 1 Year or Less	After 1 Year But Within 5 Years	After 5 Years	Total
Commercial	$ 80,850	67,377	44,961	193,188
Real estate construction	20,148	—	—	20,148
Total	100,998	67,377	44,961	213,336
Predetermined rates	25,518	67,226	44,961	137,705
Floating rates	75,480	151	—	75,631
Total	$ 100,998	67,377	44,961	213,336

the rates established by secondary market participants such as Freddie Mac and Fannie Mae. Because TrustCo is a portfolio lender and does not sell loans into the secondary market, the Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates.

Earning Assets

Average earning assets during 2004 were $2.73 billion, which was an increase of $123.0 million from the prior year. This increase was primarily the result of growth in the average balance of securities available for sale of $223.9 million offset by a $98.2 million decrease in the average balance of loans. These changes resulted from mortgage loan customers refinancing with other financial institutions and reinvestment of the loan payoffs into securities.

Total average assets were $2.83 billion for 2004 and $2.71 billion for 2003.

The table "Mix of Average Earning Assets" shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

Loans

Average loans decreased $98.2 million during 2004. Interest income on the loan portfolio also decreased to $75.2 million in 2004 from $87.7 million in 2003. The average yield decreased from 6.88% in 2003 to 6.39% in 2004.

Historically, management believes, TrustCo has distinguished itself in the Upstate New York region as one of the principal originators of residential real estate loans. Through marketing and pricing and a customer-friendly service delivery network, TrustCo has attempted to limit the amount of mortgage loans refinanced with other institutions. The uniqueness of the loan products was highlighted by TrustCo in an effort to differentiate them from those of other lenders. Specifically, low closing costs, no escrow or private mortgage insurance and quick loan approvals were identified and marketed. The fact that the Company holds mortgages in its loan portfolio rather than selling them into secondary markets was also highlighted. While management believes this policy ultimately benefits the borrower, it can result in slightly higher rates as compared to the local competition. Despite these efforts, certain existing and potential borrowers chose to refinance/originate their loans with institutions offering lower rates, resulting in a decline in the balance of this portfolio. The average balance of real estate loans was $899.4 million in 2003 and $780.8 million in 2004. Income on real estate loans decreased to $52.7 million in 2004 from $64.9 million in 2003. The yield on the portfolio decreased to 6.69% for 2004 from 7.19% in 2003 due to general changes in retail rates in the marketplace. Though there remains debate, the Company believes the general tenor of the economy is for improvement, and consequently, increases in long-term interest rates. As a result, the significant amount of refinancing that has occurred during 2003 and 2004 may not continue in 2005. Assuming a slowdown in refinancing, TrustCo anticipates that the low closing cost and other unique features of its mortgage loan products may once again attract customers.

Real estate loans at December 31, 2004 were $822.1 million compared to $779.2 million at year end 2003, an increase of $42.9 million. This increase occurred primarily in the second half of 2004 as the level of refinancing activity lessened.

The overwhelming majority of TrustCo's real estate loans are secured by properties within the Bank's market area. During 2004, management continued its established practice of retaining all new loan

Management's Discussion and Analysis *(continued)*

originations in the Bank's portfolio rather than selling them in the secondary market.

Average commercial loans of $189.2 million in 2004 decreased by $10.6 million from $199.7 million in 2003. The average yield on the commercial loan portfolio decreased to 6.88% for 2004 compared to 7.26% for 2003. This resulted in income on commercial loans of $14.7 million in 2003 and $13.4 million in 2004.

TrustCo strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. Competition for commercial loans continues to be very intense in the Bank's market region. The Bank competes with large money center and regional banks as well as with smaller locally based banks and thrifts. Over the last several years, competition for commercial loans has intensified as smaller banks and thrifts have tried to develop commercial loan portfolios.

TrustCo's commercial lending activities are focused on balancing the Company's commitment to meeting the credit needs of businesses in its market area with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market area. The portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The commercial loan portfolio reflects the diversity of businesses found in the Capital Region's economy. Light manufacturing, retail, service, and real estate related business are a few examples of the types of businesses located in the Company's market area.

TrustCo has a leadership position in the home equity credit line product in its market area. TrustCo was one of the first financial institutions in the Capital Region to aggressively market and originate this product, and, management believes, has developed significant expertise with respect to its risks and rewards. During 2004, the average balance of home equity credit lines was $181.9 million, an increase from $155.2 million in 2003. The home equity credit line product has developed into a significant business line for most financial services companies. Trustco Bank competes with both regional and national concerns for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. TrustCo continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive. The average yield increased to 4.23% for 2004 from 4.01% in 2003. This resulted in interest income on home equity credit lines of $7.7 million in 2004, compared to $6.2 million in 2003.

The average balance of installment loans, net of unearned income, decreased to $12.5 million in 2004 from $14.0 million in 2003. The yield on installment loans decreased to 11.63% in 2004, resulting in interest income of $1.5 million.

Securities available for sale: The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates. The securities available for sale portfolio is managed under a policy detailing the types, duration, and interest rates acceptable in the portfolio.

The designation of "available for sale" is made at the time of purchase, based upon management's intent to hold the securities for an indefinite period of time. However, these securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments.

At December 31, 2004, securities available for sale amounted to $896.0 million, compared to $1.18 billion at year end 2003. As previously discussed, the decrease in the year end balance of securities available for sale is reflective of decisions made by management near year end to create additional liquidity in the event interest rates begin to rise in 2005. For 2004, the average balance of securities available for sale was $1.06 billion with an average yield of 5.85%, compared to an average balance in 2003 of $833.9 million with an average yield of 6.01%. The taxable equivalent income earned on the securities portfolio in 2004 was $61.9 million, compared to $50.2 million earned in 2003. Yields earned on securities available for sale were down slightly for 2004 compared to 2003 due primarily to additional investments made in the mortgage-backed securities and collateralized mortgage obligations portfolio. These additional investments were made at relatively low interest rates as compared to the remainder of the portfolio and have an anticipated average life of less than 4 years.

Increases in the 2004 average balance of securities available for sale were the result of efforts to invest the funds from loan refinancings and deposit inflows into investment securities available for sale. The interest rates on the securities purchased during the year were attractive as compared to investing the funds in overnight federal funds and other short term investments and compared to the Company's overall cost of funding. Federal funds sold and other short-term investments yielded an average rate of return of 1.35% for the year. Interest income was positively affected by investing the funds in the securities available for sale portfolio at significantly higher interest rates. The additional interest earned on these securities helped offset lower income in the loan portfolio. All security purchases are made in accordance with management's long standing investment policies. Management believes these additional investments offered the best combination of yield and credit protection. Sales of securities

Management's Discussion and Analysis *(continued)*

available for sale were made at year end in anticipation of rising interest rates and the availability of higher yielding bonds in 2005.

During 2004, TrustCo recognized approximately $13.7 million of net gains from securities transactions, compared to approximately $9.8 million in 2003. The Company recognized these transactions in response to lower interest rates in the marketplace, which had the effect of increasing the value of these securities. Net unrealized gains on securities available for sale were $7.4 million at December 31, 2004, including $4.4 million of unrealized gain on equity securities. At year end 2004, TrustCo continued to have significant liquidity in the form of $642.2 million of federal funds sold and other short-term investments.

TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. By actively managing a portfolio of high quality securities, TrustCo can meet the objectives of asset/liability management and liquidity, while at the same time producing a reasonably predictable earnings stream.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders' equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2004 and 2003, the market value of TrustCo's portfolio of securities available for sale carried net unrealized gains of approximately $7.4 million and $35.0 million, respectively.

Maturity and call dates of securities: Many of the securities in the investment portfolio have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate management purposes, it is important to monitor both maturity dates and call dates. The table below details the portfolio of securities available for sale by both maturity date and call date as of December 31, 2004. Mortgage-backed securities are reported using an estimate of average life; equity securities are excluded.

SECURITIES AVAILABLE FOR SALE

(dollars in thousands)

	As of December 31,					
	2004		2003		2002	
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
U.S. Treasuries and agencies	$ **521,578**	**517,561**	863,528	863,659	224,576	230,428
States and political subdivisions	**147,988**	**154,939**	182,118	191,727	223,873	235,495
Mortgage-backed securities and collateralized mortgage obligations	**201,579**	**201,623**	64,718	66,322	49,537	52,591
Other	**685**	**685**	685	685	26,068	26,138
Total debt securities available for sale	**871,830**	**874,808**	1,111,049	1,122,393	524,054	544,652
Equity securities	**16,741**	**21,181**	30,880	54,533	83,246	108,511
Total securities available for sale	**$888,571**	**895,989**	1,141,929	1,176,926	607,300	653,163

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)

	As of December 31, 2004			
	Based on Final Maturity		Based on Call Date	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Within 1 year	$ **24,653**	**25,066**	**560,188**	**557,026**
1 to 5 years	**169,344**	**169,209**	**187,204**	**188,799**
5 to 10 years	**40,075**	**39,992**	**117,400**	**121,567**
After 10 years	**637,758**	**640,541**	**7,038**	**7,416**
Total debt securities available for sale	**$ 871,830**	**874,808**	**871,830**	**874,808**

Management's Discussion and Analysis *(continued)*

The table, "Securities Portfolio Maturity Distribution and Yield," distributes the securities available for sale portfolio as of December 31, 2004, based on the final maturity of the securities. Mortgage-backed securities are presented in the time period of their estimated average life, and equity securities are excluded. Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Federal funds sold and other short-term investments: During 2004, the average balance of federal funds sold and other short-term investments was $494.6 million, a slight decrease from $497.4 million in 2003. The average rate earned on these assets was 1.35% in 2004 and 1.14% in 2003. TrustCo utilizes this category of earning assets as a means of maintaining strong liquidity as interest rates change.

During 2004, the target federal funds rate set by the Federal Open Market Committee (FOMC) changed significantly as described previously. The federal funds sold and other short-term investments portfolio is significantly affected by changes in the target federal funds rate as are virtually all interest sensitive instruments.

The year end balance of federal funds sold and other short term investments was $642.2 million for 2004 compared to $355.3 million for year end 2003. The year end balance for 2004 is significantly higher than the average balance for the year of $494.6 million due to the proceeds of sales of securities available for sale executed near year end. These proceeds had not been reinvested in either the loan or securities available for sale portfolio by December 31, 2004. Management anticipates evaluating the overall level of the federal funds sold and other short term investments portfolio for 2005 and will make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

TrustCo utilizes various traditional sources of funds to support its asset portfolio. The table, "Mix of Average Sources of Funding," presents the various categories

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

Debt securities available for sale:

(dollars in thousands)

	As of December 31, 2004				
	Maturing:				
	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total
U.S. Treasuries and agencies					
Amortized cost	$ 500	15,000	10,000	496,078	521,578
Market value	500	14,991	10,076	491,994	517,561
Weighted average yield	1.62%	3.00	6.00	5.41	5.35
States and political subdivisions					
Amortized cost	$ 505	1,246	5,496	140,741	147,988
Market value	505	1,250	5,608	147,576	154,939
Weighted average yield	4.59%	4.60	5.55	5.35	5.35
Mortgage-backed securities and collateralized mortgage obligations					
Amortized cost	$ 23,648	152,463	24,529	939	201,579
Market value	24,061	152,333	24,258	971	201,623
Weighted average yield	8.34%	4.70	4.51	6.91	5.12
Other					
Amortized cost	$ —	635	50	—	685
Market value	—	635	50	—	685
Weighted average yield	—%	4.42	5.50	—	4.50
Total debt securities available for sale					
Amortized cost	$ 24,653	169,344	40,075	637,758	871,830
Market value	25,066	169,209	39,992	640,541	874,808
Weighted average yield	8.13%	4.55	5.02	5.40	5.29

Weighted average yields have not been adjusted for any tax-equivalent factor. U.S. Treasuries and agencies maturing after 10 years have final maturities of less than 15 years. States and political subdivisions maturing after 10 years have final maturities of less than 20 years.

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)	2004			2003			2002		
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets									
Loans, net of unearned income	**$1,176,856**	**75,232**	**6.39%**	1,275,023	87,669	6.88%	1,512,448	112,085	7.41%
Securities available for sale:									
U.S. Treasuries and agencies	**714,603**	**39,796**	**5.57**	506,608	25,989	5.13	185,462	11,669	6.29
States and political subdivisions	**168,723**	**13,302**	**7.88**	203,718	16,131	7.92	222,696	17,917	8.05
Mortgage-backed securities and collateralized mortgage obligations	**149,298**	**7,032**	**4.71**	60,248	3,618	6.01	62,494	4,483	7.17
Other	**25,221**	**1,744**	**6.92**	63,331	4,430	7.00	97,404	6,697	6.88
Total securities available for sale	**1,057,845**	**61,874**	**5.85**	833,905	50,168	6.01	568,056	40,766	7.18
Federal funds sold and other short-term investments	**494,579**	**6,675**	**1.35**	497,364	5,654	1.14	498,875	8,458	1.70
Total interest earning assets	**2,729,280**	**143,781**	**5.27%**	2,606,292	143,491	5.50%	2,579,379	161,309	6.25%
Allowance for loan losses	**(49,299)**			(51,311)			(56,525)		
Cash and noninterest earning assets	**148,214**			155,194			170,651		
Total assets	**$2,828,195**			2,710,175			2,693,505		
Liabilities and shareholders' equity									
Interest bearing deposits:									
Interest bearing checking accounts	**$ 328,804**	**1,586**	**0.48%**	320,179	1,678	0.52%	306,856	3,124	1.02%
Savings	**809,438**	**7,968**	**0.98**	759,308	8,795	1.16	701,966	12,758	1.82
Time deposits and money markets	**1,123,474**	**28,223**	**2.51**	1,072,078	29,370	2.74	1,010,529	39,268	3.89
Total interest bearing deposits	**2,261,716**	**37,777**	**1.67**	2,151,565	39,843	1.85	2,019,351	55,150	2.73
Short-term borrowings	**100,855**	**972**	**0.96**	107,799	877	0.81	210,363	2,840	1.35
Long-term debt	**151**	**8**	**5.40**	326	19	5.80	510	30	5.91
Total interest bearing liabilities	**2,362,722**	**38,757**	**1.64%**	2,259,690	40,739	1.80%	2,230,224	58,020	2.60%
Demand deposits	**212,463**			189,262			193,089		
Other liabilities	**29,291**			36,178			55,229		
Shareholders' equity	**223,719**			225,045			214,963		
Total liabilities and shareholders' equity	**$2,828,195**			2,710,175			2,693,505		
Net interest income		**105,024**			102,752			103,289	
Net interest spread			**3.63%**			3.70%			3.65%
Net interest margin (net interest income to total interest earning assets)			**3.85**			3.94			4.00

Portions of income earned on certain commercial loans, U.S. Government obligations, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after tax income. Federal and New York State tax rates used to calculate income on a tax equivalent basis were 35.0% and 7.5% for 2004, and 2003, and 35.0% and 8.0%, for 2002. The average balances of securities available for sale were calculated using amortized costs for these securities. Included in the average balance of shareholders' equity is $19.5 million, $22.7 million, and $26.1 million in 2004, 2003, and 2002, respectively, net of unrealized appreciation, net of tax, in the available for sale securities portfolio. Nonaccrual loans are included in average loans.

Management's Discussion and Analysis *(continued)*

of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits (including time deposits greater than $100 thousand) were $2.47 billion in 2004, compared to $2.34 billion in 2003, an increase of $133.4 million. Increases were noted in all categories of accounts. The average balance of interest bearing checking accounts increased by $8.6 million to $328.8 million in 2004. Money market accounts had an average balance of $157.4 million in 2004 compared to $149.5 million in 2003. Savings account balances increased from $759.3 million in 2003 to $809.4 million in 2004, an increase of 6.6%. Time deposits increased on average by $43.5 million and demand deposits increased by $23.2 million during 2004 compared to 2003.

The increase in deposits reflects the impact of new branches opened over the last several years, and the continuing focus at TrustCo on providing core banking services better, faster and cheaper than its competitors. Management believes that another contributing factor is the moving of funds by customers away from the stock and bond markets back into the banking system. TrustCo, with its expanding branch network, is well positioned to attract these new deposits.

The overall cost of interest bearing deposits was 1.67% in 2004 compared to 1.85% in 2003. The increase in the average balance of interest bearing deposits, coupled with an 18 basis point decrease in the average cost, resulted in a decrease of approximately $2.1 million in interest expense to $37.8 million in 2004.

The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations. In this fashion, management believes, TrustCo is able to attract deposit customers looking for a long-term banking relationship, and to cross sell banking services utilizing the deposit account relationship as the starting point. As a result of changing to a federal savings bank charter in 2002, TrustCo no longer competitively bids on new deposits from states and political subdivisions. Therefore, the average balance of these deposits has decreased significantly since that time. Management believes that the benefits of the federal savings bank charter outweigh the loss of these municipal deposits.

MATURITY OF TIME DEPOSITS OVER $100 THOUSAND

(dollars in thousands)	As of December 31, 2004
Under 3 months	**$ 16,592**
3 to 6 months	**19,175**
6 to 12 months	**33,833**
Over 12 months	**108,421**
Total	**$178,021**

Other funding sources: The Company had $107.8 million of average short-term borrowings outstanding during 2003 compared to $100.9 million in 2004. The average cost of short-term borrowings was 0.81% in 2003 and 0.96% in 2004. This resulted in interest expense of approximately $1.0 million in 2004.

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, TrustCo

MIX OF AVERAGE SOURCES OF FUNDING

(dollars in thousands)

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002	Components of Total Funding 2004	2003	2002
Demand deposits	**$ 212,463**	189,262	193,089	**23,201**	(3,827)	**8.3%**	7.7	8.0
Retail deposits:								
Savings	**809,438**	759,308	701,966	**50,130**	57,342	**31.4**	31.0	29.0
Time deposits under $100 thousand	**789,211**	767,505	766,133	**21,706**	1,372	**30.6**	31.3	31.6
Interest bearing checking accounts	**328,804**	320,179	306,856	**8,625**	13,323	**12.8**	13.1	12.7
Money market deposits	**157,418**	149,520	117,478	**7,898**	32,042	**6.1**	6.1	4.8
Total retail deposits	**2,084,871**	1,996,512	1,892,433	**88,359**	104,079	**80.9**	81.5	78.1
Total core deposits	**2,297,334**	2,185,774	2,085,522	**111,560**	100,252	**89.2**	89.2	86.1
Time deposits over $100 thousand	**176,845**	155,053	126,918	**21,792**	28,135	**6.9**	6.4	5.2
Short-term borrowings	**100,855**	107,799	210,363	**(6,944)**	(102,564)	**3.9**	4.4	8.7
Long-term debt	**151**	326	510	**(175)**	(184)	**—**	—	—
Total purchased liabilities	**277,851**	263,178	337,791	**14,673**	(74,613)	**10.8**	10.8	13.9
Total sources of funding	**$2,575,185**	2,448,952	2,423,313	**126,233**	25,639	**100.0%**	100.0	100.0

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Individuals, partnerships and corporations	**$2,453,843**	2,318,424	2,150,986	1,947,700	1,922,399
U.S. Government	**70**	73	35	83	79
States and political subdivisions	**5,539**	9,802	48,049	64,811	49,651
Other (certified and official checks, etc.)	**14,727**	12,528	13,370	15,056	13,674
Total average deposits by type of depositor	**$2,474,179**	2,340,827	2,212,440	2,027,650	1,985,803

strives to maintain strong capital ratios and to qualify as a well capitalized bank in accordance with federal regulatory requirements. Historically, most of the Company's capital requirements have been provided through retained earnings generated. New issues of equity securities have not been required to support the Company's growth.

A basic element of TrustCo's operating philosophy is that the Company will not retain excess capital. Capital generated by the Company that is in excess of the levels considered by management to be necessary for the safe and sound operation of the Company has been distributed to the shareholders in the form of cash dividends. Consequently, the capital ratios that are maintained are adequate, in the view of management, but not excessive. This philosophy has led to a dividend payout ratio of 78.8% of net income in 2004, 84.0% for 2003 and 88.6% for 2002. These are significant payouts to the Company's shareholders and are considered by management to be a prudent use of excess capital. As to the likelihood of future dividends, it is currently anticipated that the philosophy stated above will continue.

TrustCo's Tier 1 capital was 17.09% of risk-adjusted assets at December 31, 2004, and 16.54% of risk-adjusted assets at December 31, 2003. Tier 1 capital to average assets at December 31, 2003 was 7.53%, as compared to 7.74% at year end 2004.

At December 31, 2004 and 2003, Trustco Bank met its regulators' definition of a well capitalized institution.

VOLUME AND YIELD ANALYSIS

(dollars in thousands)

	2004 vs. 2003			2003 vs. 2002		
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income (TE):						
Federal funds sold and other short-term investments	**$ 1,021**	**(32)**	**1,053**	(2,804)	(12)	(2,792)
Securities available for sale:						
Taxable	**14,535**	**12,791**	**1,744**	11,189	14,298	(3,109)
Tax-exempt	**(2,829)**	**(2,756)**	**(73)**	(1,787)	(1,507)	(280)
Total securities available for sale	**11,706**	**10,035**	**1,671**	9,402	12,791	(3,389)
Loans	**(12,437)**	**(7,553)**	**(4,884)**	(24,416)	(18,178)	(6,238)
Total interest income	**290**	**2,450**	**(2,160)**	(17,818)	(5,399)	(12,419)
Interest expense:						
Interest bearing checking accounts	**(92)**	**55**	**(147)**	(1,446)	131	(1,577)
Savings	**(827)**	**640**	**(1,467)**	(3,963)	980	(4,943)
Time deposits and money markets	**(1,147)**	**1,654**	**(2,801)**	(9,898)	1,722	(11,620)
Short-term borrowings	**95**	**(49)**	**144**	(1,963)	(1,087)	(876)
Long-term debt	**(11)**	**(10)**	**(1)**	(11)	(11)	—
Total interest expense	**(1,982)**	**2,290**	**(4,272)**	(17,281)	1,735	(19,016)
Net interest income (TE)	**$ 2,272**	**160**	**2,112**	(537)	(7,134)	6,597

Increases and decreases in interest income and interest expense due to both rate and volume have been allocated to the two categories of variances (volume and rate) based on the percentage relationship of such variances to each other.

Management's Discussion and Analysis *(continued)*

Risk Management

The responsibility for balance sheet risk management oversight is the function of the Asset Allocation Committee. This committee meets monthly and includes the executive officers of the Company as well as other department managers as appropriate. The meetings include a review of balance sheet structure, formulation of strategy in light of anticipated economic conditions, and comparison to established guidelines to control exposures to various types of risk.

Credit Risk

Credit risk is managed through a network of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio. As a result of management's ongoing reviews of the loan portfolio, loans are placed in nonaccrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management that, although payment of principal and/or interest is current, such action is prudent. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

Management has also developed policies and procedures to monitor the credit risk in relation to the federal funds sold portfolio. TrustCo monitors the credit rating and capital levels of the third party banks that they sell federal funds to. Only banks with the highest rating from the credit rating agency selected are included in the list for federal funds transactions.

Nonperforming Assets

Nonperforming assets include loans in nonaccrual status, loans that have been treated as troubled debt restructurings, loans past due three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year end 2004 totalled $3.2 million as compared to the balance of $3.3 million at year end 2003. All of the nonperforming assets at year end 2004 and 2003 are nonperforming loans. Nonperforming loans as a percentage of the total loan portfolio were 0.26% in 2004 and 0.28% in 2003.

Included in nonperforming loans at year end 2004 were $557,000 of residential mortgage loans in nonaccrual status as compared to none at year end 2003. There were no loans past due three payments or more and still accruing interest at year end 2004 and 2003. Restructured loans at year end 2004 were $2.6 million, compared to $3.3 million at year end 2003. Adherence to sound underwriting standards, vigorous loan collection efforts and timely charge-offs have been cornerstones of the operating philosophy of TrustCo.

All of the $3.2 million of nonperforming loans at December 31, 2004 are residential real estate or retail consumer loans. A significant portion of the charge-offs for 2004 and 2003 occurred in the residential real estate and retail consumer loan portfolios. During 2004, gross charge-offs of these types of loans were $5.5 million (which represented 94% of total gross charge-offs). In 2003, charge-offs for these types of loans were $9.2 million. In the past several years there has been a shift of charge-offs from the commercial loan portfolio to the residential real estate and retail consumer loan portfolios for several reasons, including:

- the overall emphasis within TrustCo on residential real estate originations,
- the relatively weak economic environment in the Upstate New York market, and
- the relatively stagnant growth in real estate values in many of the Company's market areas that has occurred since the middle of the 1990's, thereby causing a reduction in the collateral that support the loans.

Consumer defaults and bankruptcies had increased over the last several years, and this led to an increase in defaults on loans. However, beginning in 2004 the number of new bankruptcy filings in the Capital District area decreased from the prior year as compared to state wide trends which continue to show increases year over year in new bankruptcy filings. This trend, along with the decrease in residential real estate and consumer loan charge offs in 2004 compared to 2003, may be indicators of future economic stability for this region and a continued lessening of charge offs in the residential real estate portfolio.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. TrustCo has a diversified loan portfolio that includes a significant balance of residential mortgage loans to borrowers in the Capital Region and avoids concentrations to any one borrower or any single industry.

Management is aware of no other loans in the Bank's portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2004, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States.

TrustCo has identified nonaccrual commercial and commercial real estate loans, as well as all loans restructured since 1995 under a troubled debt restructuring, as impaired loans.

At year end 2004 and 2003, there were $2.6 and $3.1 million, respectively, of impaired loans. The average balances of impaired loans were $2.9 million during 2004 and $3.7 million during 2003. The Company recognized approximately $314 thousand of interest income on these loans in 2004 and $380 thousand in 2003.

Allowance for Loan Losses (dollars in millions)


$60
50
40
30
20
10
0
$52.6
$48.7
$49.4
2002
2003
2004

Allowance for Loan Losses

The allowance for loan losses is available to absorb losses on loans that management determines are uncollectible. The balance of the allowance is maintained at a level that is, in management's judgment, representative of the loan portfolio's inherent risk.

In deciding on the adequacy of the allowance for loan losses, management reviews past due information, historical charge-off data, and nonperforming loan activity. Also, there are a number of other factors that are taken into consideration, including:

- the magnitude and nature of recent loan charge offs,
- the growth in the loan portfolio and the risks associated with the absolute balance of the loan portfolio in relation to the economic climate in the Bank's business territory,
- significant growth in the level of losses associated with bankruptcies and the time period needed to foreclose, secure, and dispose of collateral, and
- the relatively weak economic environment in the Upstate New York territory over the last several years.

The table, "Summary of Loan Loss Experience", includes an analysis of the changes to the allowance for the past five years. Loans charged off in 2004 and 2003 were $5.8 million and $9.6 million, respectively. Recoveries were $6.0 million in 2004 and $4.6 million in 2003. The provision recorded in 2004 was $450,000 compared to $1.2 million in 2003. The reduction in the provision for loan losses over the last several years is a result of the allowance for loan losses being considered adequate by management in relation to the overall loan portfolio.

The level of loan charge offs decreased by approximately $3.8 million between 2003 and 2004 while at the same time the level of nonperforming loans remained relatively constant between the two years. The mix of the nonperforming loans has changed between 2003 and 2004 in that virtually all of the increase in nonperforming loans in 2004 are loans on a nonaccrual status. Though the economic climate in the Upstate New York area has suffered over the last several years, resulting in higher bankruptcies and stagnant real estate prices, overall economic trends in the last two years have been improving. As noted earlier, bankruptcies in the Capital District area have recently decreased on a year over year basis, and general housing prices have been increasing. These positive trends have helped marginal credits better manage their

NONPERFORMING ASSETS

(dollars in thousands)

	As of December 31,				
	2004	2003	2002	2001	2000
Loans in nonaccrual status	**$ 557**	—	615	1,090	4,395
Loans contractually past due 3 payments or more and still accruing interest	**—**	—	—	801	896
Restructured loans	**2,610**	3,260	4,303	5,159	6,370
Total nonperforming loans	**3,167**	3,260	4,918	7,050	11,661
Foreclosed real estate	**—**	—	86	603	1,911
Total nonperforming assets	**$ 3,167**	3,260	5,004	7,653	13,572
Allowance for loan losses	**$ 49,384**	48,739	52,558	57,203	56,298
Allowance coverage of nonperforming loans	**15.59x**	14.95	10.69	8.11	4.83
Nonperforming loans as a % of total loans	**0.26%**	0.28	0.35	0.45	0.79
Nonperforming assets as a % of total assets	**0.11**	0.12	0.19	0.30	0.55

Management's Discussion and Analysis *(continued)*

situations and thereby keep their loans current. Because of continued improvement in nearly all of the indicators of the Company's credit quality and management's assessment of economic conditions and risk, no provision for loan losses was recorded in the fourth quarter 2004. Management will continue to monitor these trends in determining future provisions for loan losses in relation to charge offs, loan recoveries and the level and trends of nonperforming loans.

Market Risk

The Company's principal exposure to market risk is with respect to interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current market value.

Quantitative and Qualitative Disclosure about Market Risk

TrustCo realizes income principally from the difference or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volume and yield, as well as the volume of and rates on investments, deposits and borrowings are affected by market interest rates. Additionally, because of the terms and conditions of many of the loan documents and deposit accounts, a change in interest rates could also affect the projected maturities of the loan portfolio and/or the deposit base. Accordingly, TrustCo considers interest rate risk to be a significant market risk for the Company.

Interest rate risk management focuses on maintaining consistent levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company's overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential change in the fair value of capital as a result of changes in market interest rates.

The Company uses an internal model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank's balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model assumes a fair value amount with respect to non-time deposit categories since these deposits are part of the core deposit products of the Company. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of fluctuations in interest rates on the fair value of capital.

Using this internal model, the fair values of capital projections as of December 31, 2004 are referenced below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2004. The table indicates the impact on the fair value of capital assuming interest rates were to instantaneously increase by 100 bp and 200 bp or to decrease by 100 bp. The decrease in interest rates was limited to a 100 bp decline in rates due to the relatively low interest rate environment at year end 2004.

As of December 31, 2004	Estimated Percentage of Fair value of Capital to Fair value of Assets
+200 BP	**14.58%**
+100 BP	**16.37**
Current rates	**17.81**
-100 BP	**16.85**

At December 31, 2004 the book value of capital (excluding the market adjustment on securities available for sale) to assets was 7.74%.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest ratio scenario presented. The fair value of capital in the current rate environment is 17.81% of assets whereas the current book value of capital to assets is 7.74% at December 31, 2004. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

A secondary method to identify and manage the interest rate risk profile is the static gap analysis. Interest sensitivity gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time periods, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

Management's Discussion and Analysis *(continued)*

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	**2004**	2003	2002	2001	2000
Amount of loans outstanding at end of year (less unearned income)	**$ 1,240,065**	1,162,266	1,422,301	1,556,686	1,475,048
Average loans outstanding during year (less average unearned income)	**1,176,856**	1,275,023	1,512,448	1,518,768	1,395,414
Balance of allowance at beginning of year	**48,739**	52,558	57,203	56,298	55,820
Loans charged off:					
Commercial	**335**	432	997	1,084	1,951
Real estate	**5,054**	8,651	6,648	5,383	2,992
Installment	**408**	515	705	561	557
Total	**5,797**	9,598	8,350	7,028	5,500
Recoveries of loans previously charged off:					
Commercial	**446**	1,393	803	1,664	847
Real estate	**5,334**	3,003	1,285	1,106	612
Installment	**212**	183	197	223	171
Total	**5,992**	4,579	2,285	2,993	1,630
Net loans charged off (recovered)	**(195)**	5,019	6,065	4,035	3,870
Provision for loan losses	**450**	1,200	1,420	4,940	4,114
Allowance of acquired bank	**—**	—	—	—	234
Balance of allowance at end of year	**$ 49,384**	48,739	52,558	57,203	56,298
Net charge offs (recoveries) as a percent of average loans outstanding during year (less average unearned income)	**(.02)%**	.39	.40	.27	.28
Allowance as a percent of loans outstanding at end of year	**3.98**	4.17	3.70	3.67	3.82

Static gap analysis has limitations because it cannot measure precisely the effect of interest rate movements, and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. In addition, a significant portion of the interest sensitive assets are fixed rate securities with relatively long lives whereas the interest-bearing liabilities are not subject to these same limitations. As a result, certain assets and liabilities may in fact reprice at different times and at different volumes than the static gap analysis would indicate.

The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio. To fund those long-term assets the Company cultivates long-term deposit relationships (often called core deposits). These core deposit relationships tend to be longer term in nature and not as susceptible to changes in interest rates. Core deposit balances allow the Company to take on certain interest rate risk with respect to the asset side of the balance sheet.

The table "Interest Rate Sensitivity" presents an analysis of the interest-sensitivity gap position at December 31, 2004. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is asset sensitive throughout the time periods presented and that the Company is significantly asset sensitive for the period to five years. The affect of being asset sensitive is that should interest rates increase, the Company would be able to reinvest these assets at higher rates. Conversely, should interest rates fall, the Company would record less interest income due to reinvesting the assets in a lower interest rate environment.

There are several significant shortcomings inherent in the gap analysis. For example, although certain assets and liabilities have similar periods to maturity or to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other assets and liabilities may lag behind changes in market interest rates. Management takes these factors, and others, into consideration when reviewing the Bank's gap position and establishing its asset/liability strategy.

Management's Discussion and Analysis *(continued)*

INTEREST RATE SENSITIVITY

(dollars in thousands)

	At December 31, 2004					
	Repricing in:					
	0-90 days	91-365 days	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$1,012,796	252,015	648,099	853,277	97,647	2,863,834
Cumulative total assets	$1,012,796	1,264,811	1,912,910	2,766,187	2,863,834	
Total liabilities and shareholders' equity	$ 77,986	192,120	543,939	1,345,366	704,423	2,863,834
Cumulative total liabilities and shareholders' equity	$ 77,986	270,106	814,045	2,159,411	2,863,834	
Cumulative interest sensitivity gap	$ 934,810	994,705	1,098,865	606,776		
Cumulative gap as a % of interest earning assets for the period	92.30%	78.64	57.44	21.94		
Cumulative interest sensitive assets to liabilities	1,298.69	468.26	234.99	128.10		

Liquidity Risk

TrustCo seeks to obtain favorable funding sources and to maintain prudent levels of liquid assets in order to satisfy various liquidity demands. In addition to serving as a funding source for maturing obligations, liquidity provides flexibility in responding to customer initiated needs. Many factors affect the ability to meet liquidity needs, including changes in the markets served by the Bank's network of branches, the mix of assets and liabilities, and general economic conditions.

The Company actively manages its liquidity position through target ratios established under its Asset/ Liability Management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels. Management has also developed various liquidity alternatives should abnormal situations develop.

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: core deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. For 2004, average core deposits (total deposits less time deposits greater than $100 thousand) amounted to $2.30 billion, compared to $2.19 billion in 2003. Average balances of core deposits are detailed in the table "Mix of Average Sources of Funding."

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, federal funds purchased, securities sold under repurchase agreements, and time deposits greater than $100 thousand. The average balances of these purchased liabilities are detailed in the table "Mix of Average Sources of Funding." During 2004, the average balance of purchased liabilities was $277.9 million, compared with $263.2 million in 2003.

TrustCo also has a line of credit available with the Federal Home Loan Bank of New York.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank's credit approval and monitoring procedures. At December 31, 2004 and 2003, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $313.3 million and $273.9 million, respectively. In management's opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.6 million and $3.9 million at December 31, 2004 and 2003, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2004 and 2003 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as derivatives. Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary.

TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

Noninterest Income and Expense

Noninterest income: Noninterest income is a significant source of revenue for the Company and an important factor in overall results. Total noninterest income was $32.0 million in 2004, $29.6 million in 2003 and $27.3 million in 2002. Included in the 2004 results are $13.7 million of net securities gains compared with net gains of approximately $9.8 million in 2003 and $7.5 million in 2002. Excluding securities transactions, noninterest income was $18.3 million in 2004, and $19.8 million in 2003 and 2002.

The Trust Department contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $5.9 million in 2004, $6.0 million in 2003, and $6.8 million in 2002. Trust fees are generally calculated as a percentage of the assets under management by the Trust Department. Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity. At December 31, 2004 and 2003 assets under management by the Trust Department were approximately $992.3 million and $970.0 million, respectively.

Changes in fees for services to customers reflect changes in the fee scale used for pricing the services and the volume of services customers utilized.

Noninterest expense: Noninterest expense was $48.2 million in 2004, compared with $48.5 million in 2003 and $55.3 million in 2002. TrustCo's operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. TrustCo's efficiency ratio was 38.8% in 2004, 38.3% in 2003 and 36.7% in 2002.

Salaries and employee benefits are the most significant component of noninterest expense. For 2004, these expenses amounted to $20.7 million, compared with $20.4 million in 2003, and $22.3 million in 2002. The reduction in salaries and employee benefit expense between 2002 and 2003 is the result of reductions in salary and bonus payments made to senior executives and the payment, in 2002, of a supplemental retirement benefit for the former chief executive officer.

Net occupancy expense increased $336 thousand between 2003 and 2004 due primarily to new branch openings during 2004. Equipment expense, however, decreased $795 thousand for 2004 to $2.3 million as compared to $3.1 million in 2003. The decrease in net occupancy expense is the result of new equipment purchased in prior years that requires less maintenance and due to general reductions in maintenance contracts in 2004.

Professional services expense increased to $3.7 million in 2004 compared to $3.0 million in 2003 and $9.0 million in 2002. The increase in 2004 is the result of payments made to outside computer vendors and additional cost associated with complying with new Securities and Exchange Commission internal control reporting regulations. The decrease from 2002 to 2003 is the result of expensing a $6.0 million consulting contract with the Company's former chief executive officer in 2002.

NONINTEREST INCOME

(dollars in thousands)

	For the year ended December 31,			2004 vs. 2003	
	2004	2003	2002	Amount	Percent
Trust department income	**$ 5,869**	6,046	6,769	**(177)**	**(2.9)%**
Fees for services to customers	**10,486**	10,896	10,305	**(410)**	**(3.8)**
Net gains on securities transactions	**13,712**	9,807	7,499	**3,905**	**39.8**
Other	**1,898**	2,900	2,725	**(1,002)**	**(34.6)**
Total noninterest income	**$31,965**	29,649	27,298	**2,316**	**7.8%**

Management's Discussion and Analysis *(continued)*

NONINTEREST EXPENSE

(dollars in thousands)

	For the year ended December 31,			2004 vs. 2003	
	2004	2003	2002	Amount	Percent
Salaries and employee benefits	**$20,697**	20,449	22,338	**248**	**1.2%**
Net occupancy expense	**6,601**	6,265	5,594	**336**	**5.4**
Equipment expense	**2,283**	3,078	2,946	**(795)**	**(25.8)**
Professional services	**3,685**	3,040	8,987	**645**	**21.2**
Outsourced services	**4,348**	5,601	2,055	**(1,253)**	**(22.4)**
Charitable contributions	**654**	513	1,588	**141**	**27.5**
Other real estate income, net	**(739)**	(457)	(348)	**(282)**	**61.7**
Other	**10,636**	9,997	12,166	**639**	**6.4**
Total noninterest expense	**$48,165**	48,486	55,326	**(321)**	**(0.1)%**

Outsourced service expense was $4.3 million in 2004 compared to $5.6 million in 2003. The decrease is the result of new processing contracts in 2004 at lower rates and the full year effect in 2004 of services brought back in house during 2003.

Charitable contributions expense decreased approximately $1.1 million between 2003 and 2002 as a result of an additional contribution made in 2002 in recognition of the 100 year anniversary of the Company.

Changes in other components of noninterest expense are the results of normal banking activities and the increased activities associated with new branching facilities.

Income Tax

In 2004, TrustCo recognized income tax expense of $26.8 million, as compared to $23.3 million in 2003 and $17.0 million in 2002. The tax expense on the Company's income was different than tax expense at the Federal statutory rate of 35%, due primarily to tax exempt income and, to a lesser extent, the effect of New York State income taxes.

Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Based primarily on the sufficiency of historical and future taxable income, management believes it is more likely than not that the net deferred tax assets of $33.1 million and $36.2 million at December 31, 2004 and 2003, respectively, will be realized.

Contractual Obligations

The Company is contractually obligated to make the following payments on long-term debt and leases as of December 31, 2004:

(dollars in thousands)	Payments Due by Period:				
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Federal Home Loan Bank borrowings	$ 27	58	29	—	114
Operating leases	2,588	4,473	4,322	23,497	34,880
Total	$2,615	4,531	4,351	23,497	34,994

In addition, the Company is contractually obligated to pay data processing vendors approximately $5 million per year through 2011.

Impact of Inflation and Changing Prices

The consolidated financial statements for the years ended 2004, 2003 and 2002 have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of operations.

Efficiency Ratio


60%
50
40
30
20
10
0
36.7%
38.3%
38.8%
2002
2003
2004

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

Emerging Issues Task Force ("EITF") issue 03-1 ("EITF 03-1"), The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, addresses when impairment of securities is considered other than temporary. The initial EITF consensus, reached in November 2003, required disclosures related to other than temporary impairment. In March 2004, the EITF reached a consensus on the recognition and measurement of impairment of securities considered other than temporarily impaired for reporting periods beginning after June 15, 2004. However, in September 2004, the Financial Accounting Standards Board ("FASB") issued EITF 03-1-1, which deferred the effective date for the measurement and recognition provisions of EITF 03-1. The FASB is currently reconsidering all other than temporary impairment literature. Management does not believe the provisions, as currently written, will have a material impact on the results of future operations.

In December 2003, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP applies to loans acquired in business combinations but does not apply to originated loans. Management does not believe the provision of this standard will have a material impact on the results of future operations.

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits - an Amendment of FASB Statements No. 87, 88, and 106". This statement prescribes employers' disclosures about pension plans and other post-retirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Company's disclosures in Note 10 to the consolidated financial statements incorporate the requirements of the revised Statement 132.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law in the United States. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D under the Act. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost. The Company is still analyzing the specific authoritative guidance on the accounting for the federal subsidy, which was issued in January 2005, but the Company anticipates that, in order to make the plan actuarially equivalent, it will make minor changes to its non-pension postretirement plan. Accordingly, the measures of the accumulated non-pension postretirement benefit obligation and net periodic non-pension postretirement benefit cost do not reflect any amount associated with the subsidy.

In December 2004, the FASB issued revised statement No. 123 (FAS 123R), "Share-Based Payment," which requires companies to expense the estimated fair value of employee stock options and similar awards. The accounting provisions of FAS 123R will be effective for public companies beginning July 1, 2005. The Company will adopt the provisions of FAS 123R using a modified prospective application. Under modified prospective application, FAS 123R will apply to new awards and to awards that are outstanding on the effective date and are subsequently modified or cancelled. Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FAS 123. The Company will incur additional expense beginning July 1, 2005 related to new awards granted and the unvested portions of earlier awards. The Company is in the process of determining the impact the recognition of compensation expense related to stock awards will have on its consolidated financial statements.

Management's Discussion and Analysis *(continued)*

SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)

	2004					2003				
	Q1	**Q2**	**Q3**	**Q4**	**Year**	Q1	Q2	Q3	Q4	Year
Income statement:										
Interest income	**$34,409**	**34,105**	**34,951**	**35,320**	**138,785**	35,401	34,745	32,041	34,943	137,130
Interest expense	**9,346**	**9,439**	**9,797**	**10,174**	**38,756**	11,706	10,346	9,307	9,380	40,739
Net interest income	**25,063**	**24,666**	**25,154**	**25,146**	**100,029**	23,695	24,399	22,734	25,563	96,391
Provision for loan losses	**150**	**150**	**150**	**—**	**450**	300	300	300	300	1,200
Net interest income after provision for loan losses	**24,913**	**24,516**	**25,004**	**25,146**	**99,579**	23,395	24,099	22,434	25,263	95,191
Noninterest income	**8,721**	**8,375**	**8,990**	**5,879**	**31,965**	7,850	7,508	10,201	4,090	29,649
Noninterest expense	**12,508**	**11,699**	**11,483**	**12,475**	**48,165**	12,669	12,579	11,600	11,638	48,486
Income before income taxes	**21,126**	**21,192**	**22,511**	**18,550**	**83,379**	18,576	19,028	21,035	17,715	76,354
Income tax expense	**6,993**	**6,821**	**7,298**	**5,727**	**26,839**	5,384	5,617	6,750	5,572	23,323
Net income	**$14,133**	**14,371**	**15,213**	**12,823**	**56,540**	13,192	13,411	14,285	12,143	53,031
Per share data:										
Basic earnings	**$ .191**	**.193**	**.205**	**.172**	**.761**	.178	.180	.192	.163	.713
Diluted earnings	**.188**	**.191**	**.203**	**.171**	**.753**	.175	.178	.189	.161	.704
Cash dividends declared	**.150**	**.150**	**.150**	**.150**	**.600**	.150	.150	.150	.150	.600

Critical Accounting Policies

Pursuant to SEC guidance, management of the Company is encouraged to evaluate and disclose those accounting policies that are judged to be critical policies - those most important to the portrayal of the Company's financial condition and results, and that require management's most difficult subjective or complex judgments. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the consolidated financial statements is a description of the significant accounting policies that are utilized by the Company in the preparation of the consolidated financial statements.

Forward-Looking Statements

Statements included in this review and in future filings by TrustCo with the Securities and Exchange Commission, in TrustCo's press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect TrustCo's actual results, and could cause TrustCo's actual financial performance to differ materially from that expressed in any forward-looking statement: (1) credit risk, (2) interest rate risk, (3) competition, (4) changes in the regulatory environment, and (5) changes in local market area and general business and economic trends. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

Management's Discussion and Analysis *(continued)*

FIVE YEAR SUMMARY OF FINANCIAL DATA

(dollars in thousands, except per share data)	Years Ended December 31,				
	2004	2003	2002	2001	2000
Statement of income data:					
Interest income	**$ 138,785**	137,130	153,735	168,660	173,702
Interest expense	**38,756**	40,739	58,020	72,763	75,648
Net interest income	**100,029**	96,391	95,715	95,897	98,054
Provision for loan losses	**450**	1,200	1,420	4,940	4,114
Net interest income after provision for loan losses	**99,579**	95,191	94,295	90,957	93,940
Noninterest income	**31,965**	29,649	27,298	25,802	16,366
Noninterest expense	**48,165**	48,486	55,326	51,313	47,767
Income before income taxes	**83,379**	76,354	66,267	65,446	62,539
Income taxes	**26,839**	23,323	17,023	19,936	20,837
Net income	**$ 56,540**	53,031	49,244	45,510	41,702
Share data:					
Average equivalent diluted shares (in thousands)	**75,081**	75,306	74,618	73,673	73,044
Tangible book value	**$ 3.02**	3.06	3.16	2.88	2.77
Cash dividends	**.600**	.600	.600	.541	.471
Basic earnings	**.761**	.713	.678	.640	.590
Diluted earnings	**.753**	.704	.660	.618	.571
Financial:					
Return on average assets	**2.00%**	1.96	1.83	1.83	1.76
Return on average shareholders' equity (1)	**26.65**	26.21	26.08	25.31	24.07
Cash dividend payout ratio	**78.83**	83.98	88.60	84.58	79.78
Tier 1 capital to average assets (leverage ratio)	**7.74**	7.53	7.78	7.72	7.31
Tier 1 capital as a % of total risk adjusted assets	**17.09**	16.54	15.48	13.58	14.03
Total capital as a % of total risk adjusted assets	**18.37**	17.82	16.77	14.86	15.32
Efficiency ratio	**38.78**	38.33	36.66	38.96	38.06
Net interest margin	**3.85%**	3.94	4.00	4.31	4.47
Average balances:					
Total assets	**$2,828,195**	2,710,175	2,693,505	2,488,169	2,372,926
Earning assets	**2,729,280**	2,606,292	2,579,379	2,376,359	2,292,094
Loans, net	**1,176,856**	1,275,023	1,512,448	1,518,768	1,395,414
Allowance for loan losses	**(49,299)**	(51,311)	(56,525)	(57,398)	(56,362)
Securities available for sale	**1,057,845**	833,905	568,056	581,669	654,454
Deposits	**2,474,179**	2,340,827	2,212,440	2,027,650	1,985,803
Short-term borrowings	**100,855**	107,799	210,363	205,821	164,114
Long-term debt	**151**	326	510	758	596
Shareholders' equity	**223,719**	225,045	214,963	202,848	175,973

(1) Average shareholders' equity excludes the market adjustment for securities available for sale.

Glossary of Terms

Allowance for Loan Losses
A balance sheet account which represents management's estimate of probable credit losses in the loan portfolio. The provision for loan losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.

Basic Earnings Per Share
Net income divided by the weighted average number of common shares outstanding during the period.

Cash Dividends Per Share
Total cash dividends for each share outstanding on the record dates.

Comprehensive Income
Net income plus the change in selected items recorded directly to capital such as the net change in unrealized market gains and losses on securities available for sale.

Core Deposits
Deposits that are traditionally stable, including all deposits other than time deposits of $100,000 or more.

Derivative Investments
Investments in futures contracts, forwards, swaps, or other investments with similar characteristics.

Diluted Earnings Per Share
Net income divided by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

Earning Assets
The sum of interest-bearing deposits with banks, securities available for sale, investment securities, loans, net of unearned income, and federal funds sold.

Efficiency Ratio
Noninterest expense (excluding nonrecurring charges, and other real estate expense) divided by taxable equivalent net interest income plus noninterest income (excluding securities transactions). This is an indicator of the recurring total cost of operating the Company in relation to the recurring total income generated.

Federal Funds Sold
A short term (generally one business day) investment of excess cash reserves from one bank to another.

Impaired Loans
Loans, principally commercial, where it is probable that the borrower will be unable to make the principal and interest payments according to the contractual terms of the loan, and all loans restructured subsequent to January 1, 1995.

Interest Bearing Liabilities
The sum of interest bearing deposits, federal funds purchased, securities sold under agreements to repurchase, other short-term borrowings, and long-term debt.

Interest Rate Spread
The difference between the taxable equivalent yield on earning assets and the rate paid on interest bearing liabilities.

Liquidity
The ability to meet loan commitments, deposit withdrawals, and maturing borrowings as they come due.

Net Interest Income
The difference between income on earning assets and interest expense on interest bearing liabilities.

Net Interest Margin
Fully taxable equivalent net interest income as a percentage of average earning assets.

Net Loans Charged Off
Reductions to the allowance for loan losses written off as losses, net of the recovery of loans previously charged off.

Nonaccrual Loans
Loans for which no periodic accrual of interest income is recognized.

Nonperforming Assets
The sum of nonperforming loans plus foreclosed real estate properties.

Nonperforming Loans
The sum of loans in a nonaccrual status (for purposes of interest recognition), plus loans whose repayment criteria have been renegotiated to less than market terms due to the inability of the borrowers to repay the loan in accordance with its original terms, plus accruing loans three payments or more past due as to principal or interest payments.

Parent Company
A company that owns or controls a subsidiary through the ownership of voting stock.

Real Estate Owned
Real estate acquired through foreclosure proceedings.

Restructured Loans
A refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of the borrower's financial difficulties and the bank's objective to maximize recovery on the loan.

Return on Average Assets
Net income as a percentage of average total assets.

Return on Average Equity
Net income as a percentage of average equity, excluding the impact of the mark to market adjustment for securities available for sale.

Risk-Adjusted Assets
A regulatory calculation that assigns risk factors to various assets on the balance sheet.

Risk-Based Capital
The amount of capital required by federal regulatory standards, based on a risk-weighting of assets.

Tangible Book Value Per Share
Total shareholders' equity (less goodwill) divided by shares outstanding on the same date. This provides an indication of the tangible book value of a share of stock.

Taxable Equivalent (TE)
Tax exempt income that has been adjusted to an amount that would yield the same after tax income had the income been subject to taxation at the statutory federal and/or state income tax rates.

Tier 1 Capital
Total shareholders' equity excluding the market value adjustment of securities available for sale.

Management's Report on Internal Control over Financial Reporting

The management of TrustCo Bank Corp NY is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. TrustCo's internal control system is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

TrustCo management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

TrustCo's independent registered public accounting firm has issued an audit report on our assessment of, and the effective operation of, the Company's internal control over financial reporting as of December 31, 2004. This report appears on page 28.

Robert J. McCormick
President and
Chief Executive Officer

Robert T. Cushing
Executive Vice President and
Chief Financial Officer

Scot R. Salvador
Executive Vice President and
Chief Banking Officer

March 8, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that TrustCo Bank Corp NY (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that TrustCo Bank Corp NY maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 8, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Albany, New York
March 8, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TrustCo Bank Corp NY:

We have audited the accompanying consolidated statements of condition of TrustCo Bank Corp NY and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TrustCo Bank Corp NY and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Albany, New York
March 8, 2005

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years Ended December 31,		
	2004	2003	2002
Interest income:			
Interest and fees on loans	**$ 75,194**	87,614	111,993
Interest and dividends on:			
U.S. Treasuries and agencies	**39,795**	25,985	11,649
States and political subdivisions	**8,666**	10,718	11,905
Mortgage-backed securities and collateralized mortgage obligations	**7,032**	3,618	4,483
Other	**1,424**	3,541	5,247
Interest on federal funds sold and other short-term investments	**6,675**	5,654	8,458
Total interest income	**138,786**	137,130	153,735
Interest expense:			
Interest on deposits	**37,777**	39,843	55,150
Interest on short-term borrowings	**972**	877	2,840
Interest on long-term debt	**8**	19	30
Total interest expense	**38,757**	40,739	58,020
Net interest income	**100,029**	96,391	95,715
Provision for loan losses	**450**	1,200	1,420
Net interest income after provision for loan losses	**99,579**	95,191	94,295
Noninterest income:			
Trust department income	**5,869**	6,046	6,769
Fees for services to customers	**10,486**	10,896	10,305
Net gain on securities transactions	**13,712**	9,807	7,499
Other	**1,898**	2,900	2,725
Total noninterest income	**31,965**	29,649	27,298
Noninterest expense:			
Salaries and employee benefits	**20,697**	20,449	22,338
Net occupancy expense	**6,601**	6,265	5,594
Equipment expense	**2,283**	3,078	2,946
Professional services	**3,685**	3,040	8,987
Outsourced services	**4,348**	5,601	2,055
Charitable contributions	**654**	513	1,588
Other real estate income, net	**(739)**	(457)	(348)
Other	**10,636**	9,997	12,166
Total noninterest expense	**48,165**	48,486	55,326
Income before income taxes	**83,379**	76,354	66,267
Income taxes	**26,839**	23,323	17,023
Net income	**$ 56,540**	53,031	49,244
Earnings per share:			
Basic	**$ .761**	.713	.678
Diluted	**.753**	.704	.660

See accompanying notes to consolidated financial statements.

Consolidated Statements of Condition

(dollars in thousands, except share data)	As of December 31,	
	2004	2003
ASSETS		
Cash and due from banks	**$ 54,222**	56,425
Federal funds sold and other short-term investments	**642,208**	355,257
Total cash and cash equivalents	**696,430**	411,682
Securities available for sale	**895,989**	1,176,926
Loans	**1,240,430**	1,162,647
Less: Unearned income	**365**	381
Allowance for loan losses	**49,384**	48,739
Net loans	**1,190,681**	1,113,527
Bank premises and equipment	**22,479**	20,168
Other assets	**58,255**	55,816
Total assets	**$2,863,834**	2,778,119
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Demand	**$ 237,423**	197,116
Savings	**820,593**	780,862
Interest bearing checking accounts	**336,538**	334,038
Money market deposit accounts	**155,299**	159,645
Certificates of deposit (in denominations of $100,000 or more)	**178,021**	170,423
Other time accounts	**799,228**	777,726
Total deposits	**2,527,102**	2,419,810
Short-term borrowings	**77,979**	90,608
Long-term debt	**114**	239
Accrued expenses and other liabilities	**32,807**	40,700
Total liabilities	**2,638,002**	2,551,357
Shareholders' equity:		
Capital stock; $1 par value. 100,000,000 shares authorized, 81,727,754 and 80,711,016 shares issued at December 31, 2004 and 2003, respectively	**81,728**	80,711
Surplus	**114,218**	103,611
Undivided profits	**90,018**	78,051
Accumulated other comprehensive income:		
Net unrealized gain on securities available for sale, net of tax	**4,459**	21,042
Treasury stock; 7,187,784 and 6,765,119 shares, at cost, at December 31, 2004 and 2003, respectively	**(64,591)**	(56,653)
Total shareholders' equity	**225,832**	226,762
Total liabilities and shareholders' equity	**$2,863,834**	2,778,119

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)	Three Years Ended December 31, 2004						
	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income	Comprehensive Income	Treasury Stock	Total
Beginning balance, January 1, 2002	76,169	75,355	63,940	21,668		(31,305)	205,827
Comprehensive income							
Net income — 2002	—	—	49,244	—	49,244	—	49,244
Other comprehensive income, net of tax:							
Unrealized net holding gain arising during the year, net of tax (pre-tax gain $16,729)	—	—	—	—	10,166	—	—
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $7,499)	—	—	—	—	(4,557)	—	—
Other comprehensive income	—	—	—	5,609	5,609	—	5,609
Comprehensive income					54,853		
Cash dividend declared, $.600 per share	—	—	(43,631)	—		—	(43,631)
Stock options exercised and related tax benefits	2,939	15,946	—	—		—	18,885
Treasury stock purchased (703,704 shares)	—	—	—	—		(8,844)	(8,844)
Sale of treasury stock (636,122 shares)	—	708	—	—		7,046	7,754
Ending balance, December 31, 2002	79,108	92,009	69,553	27,277		(33,103)	234,844
Comprehensive income							
Net income — 2003	—	—	53,031	—	53,031	—	53,031
Other comprehensive income, net of tax:							
Unrealized net holding loss arising during the year, net of tax (pre-tax loss of $1,059)	—	—	—	—	(608)	—	—
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $9,807)	—	—	—	—	(5,627)	—	—
Other comprehensive loss	—	—	—	(6,235)	(6,235)	—	(6,235)
Comprehensive income					46,796		
Cash dividend declared, $.600 per share	—	—	(44,533)	—		—	(44,533)
Stock options exercised and related tax benefits	1,603	10,481	—	—		—	12,084
Treasury stock purchased (2,525,000 shares)	—	—	—	—		(30,034)	(30,034)
Sale of treasury stock (690,181 shares)	—	1,121	—	—		6,484	7,605
Ending balance, December 31, 2003	80,711	103,611	78,051	21,042		(56,653)	226,762
Comprehensive income							
Net income — 2004	**—**	**—**	**56,540**	**—**	**56,540**	**—**	**56,540**
Other comprehensive loss, net of tax:							
Unrealized net holding loss arising during the year, net of tax (pre-tax loss $13,868)	**—**	**—**	**—**	**—**	**(8,335)**	**—**	**—**
Reclassification adjustment for net gain realized in net income during the year (pre-tax gain $13,712)	**—**	**—**	**—**	**—**	**(8,248)**	**—**	**—**
Other comprehensive loss	**—**	**—**	**—**	**(16,583)**	**(16,583)**	**—**	**(16,583)**
Comprehensive income					**39,957**		
Cash dividend declared, $.600 per share	**—**	**—**	**(44,573)**	**—**		**—**	**(44,573)**
Stock options exercised and related tax benefits	**1,017**	**8,264**	**—**	**—**		**—**	**9,281**
Treasury stock purchased (1,021,397 shares)	**—**	**—**	**—**	**—**		**(13,482)**	**(13,482)**
Sale of treasury stock (598,732 shares)	**—**	**2,343**	**—**	**—**		**5,544**	**7,887**
Ending balance, December 31, 2004	**$81,728**	**114,218**	**90,018**	**4,459**		**(64,591)**	**225,832**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)	Years Ended December 31,		
	2004	2003	2002
Increase/(decrease) in cash and cash equivalents			
Cash flows from operating activities:			
Net income	**$ 56,540**	53,031	49,244
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,898**	2,492	2,168
Net gain on sales of real estate owned	**(893)**	(522)	(726)
Net loss/(gain) on sales of bank premises and equipment	**55**	(263)	4
Provision for loan losses	**450**	1,200	1,420
Deferred tax (benefit)/expense	**3,106**	(2,645)	10,500
Net gain on securities transactions	**(13,712)**	(9,807)	(7,499)
Decrease/(increase) in taxes receivable	**(2,424)**	3,356	(8,296)
Decrease/(increase) in interest receivable	**2,864**	(2,837)	3,605
Increase/(decrease) in interest payable	**75**	(507)	(295)
Decrease/(increase) in other assets	**5,011**	(1,761)	17,573
Decrease in accrued expenses	**(8,037)**	(3,636)	(15,875)
Total adjustments	**(11,607)**	(14,930)	2,579
Net cash provided by operating activities	**44,933**	38,101	51,823
Cash flows from investing activities:			
Proceeds from sales and calls of securities available for sale	**1,155,807**	1,064,580	238,602
Proceeds from maturities of securities available for sale	**881**	3,573	180,332
Purchases of securities available for sale	**(889,618)**	(1,592,974)	(468,268)
Net decrease/(increase) in loans	**(77,604)**	255,016	128,093
Proceeds from sales of real estate owned	**893**	608	1,282
Proceeds from sales of bank premises and equipment	**23**	271	25
Purchases of bank premises and equipment	**(4,287)**	(2,953)	(3,164)
Net cash provided by (used in) investing activities	**186,095**	(271,879)	76,902
Cash flows from financing activities:			
Net increase in deposits	**107,292**	145,542	181,362
Net decrease in short-term borrowings	**(12,629)**	(50,623)	(76,988)
Repayment of long-term debt	**(125)**	(188)	(197)
Proceeds from exercise of stock options and related tax benefits	**9,281**	12,084	18,885
Proceeds from sales of treasury stock	**7,887**	7,605	7,754
Payments to acquire treasury stock	**(13,482)**	(30,034)	(8,844)
Dividends paid	**(44,504)**	(45,008)	(43,188)
Net cash provided by financing activities	**53,720**	39,378	78,784
Net increase/(decrease) in cash and cash equivalents	**284,748**	(194,400)	207,509
Cash and cash equivalents at beginning of year	**411,682**	606,082	398,573
Cash and cash equivalents at end of year	**$696,430**	411,682	606,082
SUPPLEMENTAL INFORMATION:			
Interest paid	**$ 38,681**	41,246	58,315
Income taxes paid	**24,038**	18,865	8,035
Transfer of loans to real estate owned	**—**	—	227
Increase/(decrease) in dividends payable	**69**	(475)	443
Change in unrealized gain on securities available for sale — gross	**(27,579)**	10,865	(9,230)
Change in deferred tax effect on unrealized gain on securities available for sale	**10,996**	(4,630)	3,621

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Basis of Presentation

The accounting and financial reporting policies of TrustCo Bank Corp NY (Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or Bank), and its wholly owned subsidiary, Trustco Vermont Investment Company, and its subsidiary Trustco Realty Corporation conform to general practices within the banking industry and are in conformity with accounting principles generally accepted in the United States of America. A description of the more significant policies follows.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements of the Company include the accounts of the subsidiaries after elimination of all significant intercompany accounts and transactions.

Securities Available for Sale

Securities available for sale are carried at approximate market value with any unrealized appreciation or depreciation of value, net of tax, included as an element of accumulated other comprehensive income or loss in shareholders' equity. Management maintains an available for sale portfolio in order to provide maximum flexibility in balance sheet management. The designation of available for sale is made at the time of purchase based upon management's intent to hold the securities for an indefinite period of time. These securities, however, are available for sale in response to changes in market interest rates, related changes in liquidity needs, or changes in the availability of and yield on alternative investments. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to income. Nonmarketable equity securities (principally stock of the Federal Reserve Bank and the Federal Home Loan Bank, both of which are required holdings for the Company) are included in securities available for sale at cost since there is no readily available market value.

The cost of debt securities available for sale is adjusted for amortization of premium and accretion of discount using the level yield method.

Gains and losses on the sale of securities available for sale are based on the amortized cost of the specific security sold.

Loans

Loans are carried at the principal amount outstanding net of unearned income and unamortized loan fees and costs, which are recognized as income over the applicable loan term.

Nonperforming loans include nonaccrual loans, restructured loans, and loans which are three payments or more past due and still accruing interest. Generally, loans are placed in nonaccrual status either due to the delinquent status of principal and/or interest payments, or a judgment by management that, although payments of principal and/or interest are current, such action is prudent. Future payments received on nonperforming loans are recorded as interest income or principal reductions based upon management's ultimate expectation for collection. Loans may be removed from nonaccrual status when they become current as to principal and interest and have demonstrated a sustained ability to make loan payments in accordance with the contractual terms of the loan. Loans may also be removed from nonaccrual status when, in the opinion of management, the loan is expected to be fully collectable as to principal and interest.

Impaired loans have been defined as commercial and commercial real estate loans in nonaccrual status and restructured loans. Income recognition for impaired loans is consistent with income recognition for non-performing loans.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate by management to provide for probable loan losses based on consideration of the credit risk of the loan portfolio, including a review of past experience, current economic conditions, and underlying collateral value. The allowance is increased by provisions charged against income and reduced/increased by net charge offs/recoveries.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to change the allowance based on their judgments of information available to them at the time of their examination.

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization computed on either the straight-line or accelerated methods over the remaining useful lives of the assets.

Notes to Consolidated Financial Statements *(continued)*

Real Estate Owned

Real estate owned are assets acquired through foreclosures on loans.

Foreclosed assets held for sale are recorded on an individual basis at the lower of (1) fair value minus estimated costs to sell or (2) "cost" (which is the fair value at initial foreclosure). When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent write downs and gains on sale are included in noninterest expense.

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Dividend Restrictions

Banking regulations restrict the amount of cash dividends which may be paid during a year by Trustco Bank to the Company without the written consent of the appropriate bank regulatory agency. Based on these restrictions, during 2005 Trustco Bank could pay cash dividends to the Company of $41.7 million plus 2005 year-to-date net profits. In addition, at December 31, 2004 the Company has $29.6 million of assets available to pay dividends to shareholders.

Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation.

The Company has a postretirement benefit plan that permits retirees under age 65 to participate in the Company's medical plan by paying certain levels of premium payment. At age 65, the Company provides a Medicare Supplemental program to retirees.

Stock Option Plans

The Company has stock option plans for officers and directors and has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123) and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (Statement 148).

The Company's stock option plans are accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion 25) and as such, no compensation expense has been recorded for these plans. Had compensation expense for the Company's stock option plans been determined consistent with Statement 123, the Company's net income and earnings per share would have been as follows:

(dollars in thousands, except per share data)	**2004**	2003	2002
Net income:			
As reported	**$56,540**	53,031	'49,244
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(868)**	(926)	(1,207)
Pro forma net income	**$55,672**	52,105	48,037
Earnings per share:			
Basic – as reported	**$ .761**	.713	.678
Basic – pro forma	**.750**	.701	.661
Diluted – as reported	**.753**	.704	.660
Diluted – pro forma	**.742**	.692	.645

The weighted average fair value of each option as of the grant date, estimated using the Black-Scholes pricing model, and calculated in accordance with Statement 123 was as follows for options granted in the year indicated:

	Employees' Plan	Directors' Plan
2004	**$2.090**	**1.870**
2002	1.730	1.680

Stock options were not issued in 2003 for officers or directors.

The following assumptions were utilized in the calculation of the fair value of the options under Statement 123:

	Employees' Plan	Directors' Plan
Expected dividend yield:		
2004	**4.32%**	**4.32**
2002	4.45	4.45
Risk-free interest rate:		
2004	**3.89**	**3.71**
2002	4.10	3.79
Expected volatility rate:		
2004	**21.42**	**20.38**
2002	21.75	22.41
Expected lives	7.5 years	6.0 years

Earnings Per Share

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

Notes to Consolidated Financial Statements *(continued)*

Reclassification of Prior Year Statements

It is the Company's policy to reclassify prior year consolidated financial statements to conform to the current year presentation.

Segment Reporting

The Company's operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. The Company operates primarily in the geographical region of Upstate New York with new Company operations in central Florida and the mid-Hudson valley region of New York. In the opinion of management, the Company does not have any other reportable segments as defined by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information".

Cash and Cash Equivalents

The Company classifies cash on hand, cash due from banks, federal funds sold, and other short-term investments as cash and cash equivalents for disclosure purposes.

Trust Assets

Assets under management by the Trust Department are not included on the Company's consolidated financial statements because the Trust Department holds these assets in a fiduciary capacity.

Intangible Assets

Intangible assets consist of goodwill arising from the acquisition of Landmark Financial Corporation in a purchase business combination during 2000. Due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002, goodwill is no longer being amortized. The Company considers this intangible asset to be unimpaired at December 31, 2004 and 2003. Goodwill at December 31, 2004 and 2003 was $553 thousand.

Comprehensive Income

Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale. The Company has reported comprehensive income and its components in the Consolidated Statements of Changes in Shareholders' Equity. Accumulated other comprehensive income or loss, which is a component of shareholders' equity, represents the net unrealized gain or loss on securities available for sale, net of tax.

(2) Balances at Other Banks

The Company is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $19.6 million and $16.3 million at December 31, 2004 and 2003, respectively.

(3) Securities Available for Sale

The amortized cost and market value of the securities available for sale are as follows:

(dollars in thousands)	**December 31, 2004**			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Treasuries and agencies	**$521,578**	**98**	**4,115**	**517,561**
States and political subdivisions	**147,988**	**7,033**	**82**	**154,939**
Mortgage-backed securities and collateralized mortgage obligations	**201,579**	**1,466**	**1,422**	**201,623**
Other	**685**	**—**	**—**	**685**
Total debt securities	**871,830**	**8,597**	**5,619**	**874,808**
Equity securities	**16,741**	**4,440**	**—**	**21,181**
Total securities available for sale	**$888,571**	**13,037**	**5,619**	**895,989**

(dollars in thousands)	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Treasuries and agencies	$ 863,528	4,517	4,386	863,659
States and political subdivisions	182,118	9,722	113	191,727
Mortgage-backed securities and collateralized mortgage obligations	64,718	1,642	38	66,322
Other	685	—	—	685
Total debt securities	1,111,049	15,881	4,537	1,122,393
Equity securities	30,880	23,768	115	54,533
Total securities available for sale	$1,141,929	39,649	4,652	1,176,926

Federal Home Loan Bank stock and Federal Reserve Bank stock included in equity securities at December 31, 2004 and 2003, was $12.1 million and $14.4 million, respectively.

Notes to Consolidated Financial Statements *(continued)*

The following table distributes the debt securities included in the available for sale portfolio as of December 31, 2004, based on the securities' final maturity (mortgage-backed securities and collateralized mortgage obligations are stated using an estimated average life):

(dollars in thousands)	Amortized Cost	Market Value
Due in one year or less	**$ 24,653**	**25,066**
Due after one year through five years	**169,344**	**169,209**
Due after five years through ten years	**40,075**	**39,992**
Due after ten years	**637,758**	**640,541**
	$871,830	**874,808**

Actual maturities may differ from contractual maturities because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty.

Gross unrealized losses on investment securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	**December 31, 2004**					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. Treasuries and agencies	**$381,738**	**3,248**	**82,133**	**867**	**463,871**	**4,115**
States and political subdivisions	**3,046**	**63**	**908**	**19**	**3,954**	**82**
Mortgage-backed securities and collateralized mortgage obligations	**125,090**	**1,419**	**1,433**	**3**	**126,523**	**1,422**
Total	**$509,874**	**4,730**	**84,474**	**889**	**594,348**	**5,619**

(dollars in thousands)	December 31, 2003					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. Treasuries and agencies	$321,188	4,386	—	—	321,188	4,386
States and political subdivisions	4,661	113	—	—	4,661	113
Mortgage-backed securities and collateralized mortgage obligations	19,393	38	—	—	19,393	38
Equity securities	4,790	115	—	—	4,790	115
Total	$350,032	4,652	—	—	350,032	4,652

U.S. Treasuries and agencies, States and political subdivisions: The unrealized losses on these investments were caused by market interest rate increases. The contractual terms of these investments require the issuer to settle the securities at par upon maturity of the investment. Because the Company has the ability to hold these investments until a market price recovery or possibly to maturity, these investments are not considered other-than-temporarily impaired.

Mortgage-backed securities: The unrealized losses on investments in mortgage-backed securities were caused by market interest rate increases. The contractual cash flows of these securities are guaranteed by various government agencies or government sponsored enterprises, such as GNMA, FNMA, and FHLMC. Because the decline in fair value is attributable to changes in market interest rates and not credit quality, and because the Company has the ability to hold these investments until a market price recovery or possibly to maturity, these investments are not considered other-than-temporarily impaired.

The proceeds from sales and calls of securities, gross realized gains and gross realized losses from sales and calls during 2004, 2003 and 2002 are as follows:

(dollars in thousands)	December 31,		
	2004	2003	2002
Proceeds	**$1,155,807**	1,064,580	238,602
Gross realized gains	**25,006**	22,645	9,617
Gross realized losses	**11,294**	12,838	2,118

The amount of securities available for sale that have been pledged to secure short-term borrowings, public deposits, and for other purposes required by law amounted to $96.3 million and $105.1 million at December 31, 2004 and 2003, respectively.

The Company has the following balances of securities available for sale as of December 31, 2004 that represent greater than 10% of shareholders equity:

	Amortized Cost	Market Value
Federal Home Loan Bank	$ 72,000	71,585
Federal National Mortgage Association	126,823	126,714
Federal Home Loan Mortgage Corporation	514,581	510,653

Notes to Consolidated Financial Statements *(continued)*

(4) Loans and Allowance for Loan Losses

A summary of loans by category is as follows:

(dollars in thousands)	December 31, 2004	2003
Commercial	$ 193,188	190,501
Real estate - construction	20,148	7,476
Real estate mortgage	822,103	779,227
Home equity lines of credit	191,242	171,078
Installment loans	13,749	14,365
Total loans	1,240,430	1,162,647
Less: Unearned income	365	381
Allowance for loan losses	49,384	48,739
Net loans	$1,190,681	1,113,527

At December 31, 2004 and 2003, loans to executive officers, directors, and to associates of such persons aggregated $2.7 million and $3.0 million, respectively. During 2004, approximately $200 thousand of new loans were made and repayments of loans totalled approximately $500 thousand. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. These loans do not involve more than normal risk of collectibility or present other unfavorable features.

TrustCo lends primarily in the Capital District region of New York State and in the geographic territory surrounding its borders, and to a lesser extent, in central Florida and the mid-Hudson Valley region of New York. Although the loan portfolio is diversified, a portion of its debtors' ability to repay depends significantly on the economic conditions prevailing in New York State.

The following table sets forth information with regard to nonperforming loans:

(dollars in thousands)	December 31, 2004	2003	2002
Loans in nonaccrual status	$ 557	—	615
Loans contractually past due 3 payments or more and still accruing interest	—	—	—
Restructured loans	2,610	3,260	4,303
Total nonperforming loans	$3,167	3,260	4,918

At December 31, 2004 there were $557 thousand of nonaccrual residential loans.

Interest on nonaccrual and restructured loans of $377 thousand in 2004, $500 thousand in 2003, and $700 thousand in 2002 would have been earned in accordance with the original contractual terms of the loans. Approximately $329 thousand, $431 thousand, and $649 thousand of interest on nonaccrual and restructured loans was collected and recognized as income in 2004, 2003, and 2002, respectively. There are no commitments to extend further credit on nonaccrual or restructured loans.

Transactions in the allowance for loan losses account are summarized as follows:

(dollars in thousands)	For the years ended December 31, 2004	2003	2002
Balance at beginning of year	$ 48,739	52,558	57,203
Provision for loan losses	450	1,200	1,420
Loans charged off	(5,797)	(9,598)	(8,350)
Recoveries on loans previously charged off	5,992	4,579	2,285
Balance at year end	$ 49,384	48,739	52,558

The Company identifies impaired loans and measures the impairment in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), as amended. A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement or the loan is restructured in a troubled debt restructuring. These standards are applicable principally to commercial and commercial real estate loans; however, certain provisions dealing with restructured loans also apply to retail loan products.

There were no nonaccrual commercial and commercial real estate loans classified as impaired loans at December 31, 2004 and 2003. Retail loans totaling $2.6 million as of December 31, 2004, and $3.1 million as of December 31, 2003, were restructured after the effective date of Statement 114 and, accordingly, are identified as impaired loans. None of the allowance for loan losses has been specifically allocated to these retail loans.

During 2004, 2003, and 2002, the average balance of impaired loans was $2.9 million, $3.7 million, and $4.9 million, respectively, and there was approximately $314 thousand, $380 thousand, and $540 thousand of interest income recorded on these loans in the accompanying Consolidated Statements of Income.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2004 and 2003 follows:

(dollars in thousands)	2004	2003
Land	$ 2,786	2,786
Buildings	28,038	26,942
Furniture, fixtures and equipment	23,318	21,379
Leasehold improvements	6,260	6,072
	60,402	57,179
Accumulated depreciation and amortization	(37,923)	(37,011)
Total	$ 22,479	20,168

Notes to Consolidated Financial Statements *(continued)*

Depreciation and amortization expense approximated $1.9 million, $2.5 million, and $2.2 million for the years 2004, 2003, and 2002, respectively. Occupancy expense of the Bank's premises included rental expense of $2.1 million in 2004, $1.8 million in 2003, and $1.6 million in 2002.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the years ended December 31,		
	2004	2003	2002
Interest bearing checking accounts	**$ 1,586**	1,678	3,124
Savings accounts	**7,968**	8,795	12,758
Time deposits and money market accounts	**28,223**	29,370	39,268
Total	**$37,777**	39,843	55,150

At December 31, 2004, the maturity of total time deposits is as follows:

(dollars in thousands)	
Under 1 year	$517,275
1 to 2 years	154,740
2 to 3 years	59,405
3 to 4 years	141,252
4 to 5 years	102,659
Over 5 years	1,918
	$977,249

(7) Short-Term Borrowings

Short-term borrowings consisted of the following:

(dollars in thousands)	2004		
	Trustco Short-Term Account	Cash Management Account	Total
Amount outstanding at December 31, 2004	$ —	**77,979**	**77,979**
Maximum amount outstanding at any month end	—	**115,681**	**115,681**
Average amount outstanding	—	**100,855**	**100,855**
Weighted average interest rate:			
For the year	—%	**0.96**	**0.96**
As of year end	—	**2.00**	**2.00**

(dollars in thousands)	2003		
	Trustco Short-Term Account	Cash Management Account	Total
Amount outstanding at December 31, 2003	$ —	90,608	90,608
Maximum amount outstanding at any month end	91,184	90,608	181,792
Average amount outstanding	33,045	74,754	107,799
Weighted average interest rate:			
For the year	0.82%	0.81	0.81
As of year end	—	0.65	0.65

The Cash Management Account represents retail deposits with customers for which the Bank has pledged certain assets as collateral.

Trustco also has an available line of credit with the Federal Home Loan Bank which approximates the balance of securities pledged against such borrowings.

(8) Long-Term Debt

Long-term debt at December 31, 2004 and 2003, of $114 thousand and $239 thousand consisted of FHLB term loans with interest rates ranging from 5.22% to 6.29% and maturities ranging from 2004 to 2008. This debt was assumed as part of an acquisition during 2000. The FHLB loans are collateralized by approximately $500 thousand in deposits at the FHLB.

(9) Income Taxes

A summary of income tax expense/(benefit) included in the Consolidated Statements of Income follows:

(dollars in thousands)	For the years ended December 31,		
	2004	2003	2002
Current tax expense (benefit):			
Federal	**$ 23,337**	25,104	8,398
State	**396**	864	(1,875)
Total current tax expense	**23,733**	25,968	6,523
Deferred tax expense (benefit)	**3,106**	(2,645)	10,500
Total income tax expense	**$ 26,839**	23,323	17,023

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003, are as follows:

(dollars in thousands)	December 31,	
	2004	2003
	Deductible/ (taxable) temporary differences	Deductible/ (taxable) temporary differences
Bond accounting	**$ (211)**	(630)
Benefits and deferred remuneration	**1,632**	2,104
Deferred loan fees, net	**79**	154
Difference in reporting the allowance for loan losses, net	**22,565**	22,309
Other income or expense not yet reported for tax purposes	**6,633**	9,232
Depreciable assets	**1,502**	2,068
Other items	**887**	956
Net deferred tax asset at end of year	**33,087**	36,193
Net deferred tax asset at beginning of year	**36,193**	33,548
Deferred tax benefit/(expense)	**$ (3,106)**	2,645

Deferred tax assets are recognized subject to management's judgment that realization is more likely

Notes to Consolidated Financial Statements *(continued)*

than not. Based primarily on the sufficiency of historical and expected future taxable income, management believes it is more likely than not that the remaining net deferred tax asset of $33.1 million and $36.2 million at December 31, 2004 and 2003, respectively, will be realized.

In addition to the deferred tax items described in the preceding table, the Company has deferred tax liabilities of $3.0 million and $14.0 million at December 31, 2004 and 2003, relating to the net unrealized gains on securities available for sale, respectively.

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

	For the years ended December 31,		
	2004	2003	2002
Statutory federal income tax rate	**35.0%**	35.0	35.0
Increase/(decrease) in taxes resulting from:			
Tax exempt income	**(3.5)**	(4.6)	(5.8)
State income tax, net of federal tax benefit	**0.8**	0.8	0.5
Change in valuation allowance.	—	—	(1.8)
Other items	**(0.1)**	(0.6)	(2.2)
Effective income tax rate	**32.2%**	30.6	25.7

During the fourth quarter 2002, Robert A. McCormick retired as President and Chief Executive Officer of TrustCo. As a result of his retirement the Company paid out his deferred compensation and supplemental retirement package. As a result of the timing of these payments, any uncertainty relative to the deductibility of these payments for tax purposes was eliminated and the deferred tax asset valuation allowance of $1.1 million was reversed.

(10) Benefit Plans

(a) Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees' highest five consecutive years' compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets of the plan are administered by Trustco Bank's Trust Department. The following tables set forth the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's consolidated statements of condition at December 31, 2004 and 2003.

Change in Projected Benefit Obligation:

(dollars in thousands)	**2004**	2003
Projected benefit obligation at beginning of year	**$24,555**	22,169
Service cost	**784**	695
Interest cost	**1,499**	1,409
Benefits paid	**(1,411)**	(1,394)
Net actuarial loss	**2,154**	1,676
Projected benefit obligation at end of year	**$27,581**	24,555

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)	**2004**	2003
Fair value of plan assets at beginning of year	**$28,474**	26,251
Actual gain on plan assets	**2,179**	3,617
Benefits paid	**(1,411)**	(1,394)
Fair value of plan assets at end of year	**29,242**	28,474
Funded status	**1,661**	3,919
Unrecognized net actuarial loss (gain)	**14**	(544)
Unrecognized prior service cost	**1,702**	707
Net amount recognized	**$ 3,377**	4,082

The accumulated benefit obligation for the plan was $24.4 million and $21.5 million at December 31, 2004 and 2003, respectively.

Components of Net Periodic Pension Expense/(Benefit):

	For the years ended December 31,		
(dollars in thousands)	**2004**	2003	2002
Service cost	**$ 784**	695	651
Interest cost	**1,499**	1,409	1,359
Expected return on plan assets	**(1,669)**	(1,665)	(2,184)
Amortization of net actuarial gain	**—**	—	(213)
Amortization of unrecognized prior service cost	**90**	25	25
Net periodic pension expense/(benefit)	**$ 704**	464	(362)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)

Year	Pension Benefits
2005	$1,310
2006	1,302
2007	1,274
2008	1,258
2009	1,246
2010 – 2014	6,686

Notes to Consolidated Financial Statements *(continued)*

The assumptions used to determine benefit obligations at December 31 are as follows:

	2004	2003
Discount rate	**5.75%**	6.00
Rate of increase in future compensation	**5.00**	5.00

The assumptions used to determine net periodic pension expense/(benefit) for the years ended December 31 are as follows:

	2004	2003	2002
Discount rate	**6.00%**	6.50	6.75
Rate of increase in future compensation	**5.00**	5.00	6.50
Expected long-term rate of return on assets	**6.00**	6.50	7.25

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. The expense recorded for this plan was $662 thousand, $1.2 million, and $1.6 million, in 2004, 2003, and 2002, respectively. This plan supplements the defined benefit retirement plan for eligible employees that are negatively affected by the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the Trustco retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations.

Rabbi trusts have been established for certain benefit plans. These trust accounts are administered by the Company's Trust Department and invest primarily in money market instruments. These assets are recorded at their market value and are included as other assets in the December 31, 2004 and 2003, Consolidated Statements of Condition.

(b) Postretirement Benefits

The Company permits retirees under age 65 to participate in the Company's medical plan by making certain payments. At age 65, the Bank provides a Medicare Supplemental program to retirees. Assets of the plan are invested primarily in individual stocks, index funds, and tax exempt bonds.

In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company's subsidy of the retiree medical insurance premiums will be reduced and eliminated in 2006.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law in the United States. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D under the Act. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost. The Company is still analyzing the specific authoritative guidance on the accounting for the federal subsidy, which was issued in January 2005, but the Company anticipates that, in order to make the plan actuarially equivalent, it will make minor changes to its non-pension postretirement plan. Accordingly, the measures of the accumulated non-pension postretirement benefit obligation and net periodic non-pension postretirement benefit cost do not reflect any amount associated with the subsidy.

The following tables show the plan's funded status as of a December 31 measurement date and amounts recognized in the Company's Consolidated Statements of Condition at December 31, 2004 and 2003.

Change in Accumulated Benefit Obligation:

(dollars in thousands)	2004	2003
Accumulated benefit obligation at beginning of year	**$790**	10,677
Service cost	**12**	4
Retiree contributions	**230**	173
Interest cost	**31**	46
Benefits paid	**(324)**	(360)
Plan amendments	**—**	(7,990)
Net actuarial (gain) loss	**152**	(1,760)
Accumulated benefit obligation at end of year	**$891**	790

Change in Plan Assets and Reconciliation of Funded Status:

(dollars in thousands)	2004	2003
Fair value of plan assets at beginning of year	**$10,986**	9,666
Actual gain on plan assets	**834**	1,507
Retiree contributions	**230**	173
Benefits paid	**(324)**	(360)
Fair value of plan assets at end of year	**11,726**	10,986
Funded status	**10,835**	10,196
Unrecognized net actuarial gain	**(3,014)**	(2,866)
Unrecognized prior service credit	**(7,182)**	(7,586)
Net amount recognized	**$ 639**	(256)

Components of Net Periodic Expense/(Benefit):

	For the years ended December 31,		
(dollars in thousands)	2004	2003	2002
Service cost	**$ 12**	4	320
Interest cost	**31**	46	528
Expected return on plan assets	**(428)**	(377)	(453)
Amortization of net actuarial gain	**(107)**	(43)	(113)
Amortization of prior service credit	**(403)**	(403)	—
Net periodic (benefit)/expense	**$(895)**	(773)	282

Notes to Consolidated Financial Statements *(continued)*

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands)

Year	Postretirement Benefits
2005	$39
2006	40
2007	39
2008	39
2009	40
2010 – 2014	203

The assumptions used to determine benefit obligations at December 31 are as follows:

	2004	2003
Discount rate	**5.75%**	6.00

The assumptions used to determine net periodic pension expense/(benefit) for the years ended December 31 are as follows:

	2004	2003	2002
Discount rate	**6.00%**	6.50	6.75
Expected long-term rate of return on assets	**3.90**	3.90	4.30

For measurement purposes, a graded annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2005 and thereafter. Due to the plan amendment recognized in 2003 relating to the reimbursed portion of the retiree's medical insurance premiums, a one percentage point increase or decrease in the assumed health care cost in each year would have a negligible impact on the accumulated postretirement benefit obligation as of December 31, 2004, and the interest and service components of net periodic postretirement benefit cost for the year ended December 31, 2004.

(c) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company's pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets	
	2004	2003	**2004**	2003
Debt Securities	**33.20%**	36.55	**36.61**	57.24
Equity Securities	**64.52**	61.45	**61.81**	40.47
Other	**2.28**	2.00	**1.58**	2.29
Total	**100.00%**	100.00	**100.00**	100.00

The expected long-term rate-of-return on plan assets, noted in sections (a) and (b) above, reflects long-term earnings expectations on existing plan assets. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets and the rates of return expected to be available for reinvestment. Rates of return were adjusted to reflect current capital market assumptions and changes in investment allocations.

The Company's investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 60% equity securities and 40% debt securities for the asset categories. The Company's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2005.

(d) Incentive and Bonus Plans

The Company provides a profit-sharing plan for substantially all employees. The expense of this plan, which is based on management discretion as defined in the plan, and is subject to board approval, amounted to $1.3 million in 2004 and $1.1 million in 2003 and 2002.

The Company also has an executive incentive plan. The expense of this plan is based on the Company's performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $2.1 million in 2004 and 2003, and $3.3 million in 2002.

The Company has awarded 2.7 million performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit.

(e) Stock Option Plans

Under the 2004 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 2.0 million shares of common stock. Under the 1995 TrustCo Bank Corp NY Stock Option Plan, the Company may grant options to its eligible employees for up to approximately 7.9 million shares of common stock. Under the 2004 Directors Stock Option Plan, the Company may grant options to its directors for up to approximately 200 thousand shares of its common stock. Under the 1993 Directors Stock Option Plan, the Company could have granted options to its directors for up to approximately 531 thousand shares of its common stock.

Under each of these plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options vest over five years from the date the options are granted for the employees plans and they are immediately vested under the directors' plan. A summary of the status of TrustCo's stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended, are as follows:

	Outstanding Options		Exercisable Options	
	Shares	Weighted Average Option Price	Shares	Weighted Average Option Price
Balance, January 1, 2002 ...	8,805,804	$ 6.44	7,427,667	$ 5.85
New options awarded - 2002 .	837,750	11.83	182,950	11.83
Cancelled options - 2002	(45,430)	9.96	(45,430)	9.96
Exercised options - 2002	(2,952,304)	4.16	(2,952,304)	4.16
Options became exercisable .	—	—	1,112,103	10.00
Balance, December 31, 2002 .	6,645,820	8.11	5,724,986	7.69
New options awarded - 2003 .	—	—	—	—
Cancelled options - 2003	(60,396)	11.07	(60,396)	11.07
Exercised options - 2003	(1,645,222)	5.42	(1,645,222)	5.42
Options became exercisable .	—	—	382,752	10.49
Balance, December 31, 2003 .	4,940,202	8.97	4,402,120	8.74
New options awarded - 2004 .	**677,500**	**13.55**	**145,100**	**13.55**
Cancelled options - 2004	**(28,987)**	**10.38**	**(28,987)**	**10.38**
Exercised options - 2004	**(1,143,605)**	**7.63**	**(1,143,605)**	**7.63**
Options became exercisable .	**—**	**—**	**333,394**	**10.63**
Balance, December 31, 2004 .	**4,445,110**	**$10.00**	**3,708,022**	**$ 9.42**

The following table summarizes information about total stock options outstanding at December 31, 2004:

Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Less than $7.50	**615,646**	**2.9 years**	**$ 5.89**
Between $7.51 and $10.00	**2,398,964**	**5.5 years**	**9.49**
Greater than $10.00	**1,430,500**	**8.9 years**	**12.64**
Total	**4,445,110**	**6.3 years**	**$ 10.00**

The following table summarizes information about the exercisable stock options at December 31, 2004:

Range of Exercise Price	Options Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Less than $7.50	**615,646**	**2.9 years**	**$ 5.89**
Between $7.51 and $10.00	**2,347,076**	**5.5 years**	**9.48**
Greater than $10.00	**745,300**	**8.4 years**	**12.16**
Total	**3,708,022**	**5.6 years**	**$ 9.42**

(11) Commitments and Contingent Liabilities

(a) Leases

The Bank leases certain banking premises. These leases are accounted for as operating leases with minimum rental commitments in the amounts presented below. The majority of these leases contain options to renew.

(dollars in thousands)	
2005	$ 2,588
2006	2,322
2007	2,151
2008	2,160
2009	2,162
2010 and after	23,497
	$34,880

(b) Litigation

Existing litigation arising in the normal course of business is not expected to result in any material loss to the Company.

(c) Outsourced Services

During the fourth quarter 2001, the Company contracted with third-party service providers to perform certain banking functions beginning 2002. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon volume and nature of transactions processed. Outsourced service expense was $4.3 million in 2004, $5.6 million in 2003 and $2.1 million in 2002.

(12) Earnings Per Share

A reconciliation of the component parts of earnings per share for 2004, 2003 and 2002 follows:

(dollars in thousands, except per share data)	Income	Weighted Average Shares Outstanding	Per share Amounts
For the year ended December 31, 2004:			
Basic EPS:			
Income available to common shareholders	**$56,540**	**74,278**	**$.761**
Effect of Dilutive Securities:			
Stock Options	**—**	**803**	**—**
Diluted EPS	**$56,540**	**75,081**	**$.753**
For the year ended December 31, 2003:			
Basic EPS:			
Income available to common shareholders	$53,031	74,337	$.713
Effect of Dilutive Securities:			
Stock Options	—	969	—
Diluted EPS	$53,031	75,306	$.704
For the year ended December 31, 2002:			
Basic EPS:			
Income available to common shareholders	$49,244	72,675	$.678
Effect of Dilutive Securities:			
Stock Options	—	1,943	—
Diluted EPS	$49,244	74,618	$.660

Notes to Consolidated Financial Statements *(continued)*

The number of antidilutive stock options excluded from diluted earnings per share for 2004, 2003, and 2002 was not significant.

(13) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies, including obtaining collateral. The Bank's maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2004 and 2003, was $313.3 million and $273.9 million, respectively. Approximately 66% of these commitments were for variable rate products at the end of 2004.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Stand by letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $3.6 million and $3.9 million at December 31, 2004 and 2003, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2004 and 2003 was insignificant.

No losses are anticipated as a result of loan commitments or standby letters of credit.

(14) Fair Value of Financial Instruments

The fair values shown below represent management's estimates of values at which the various types of financial instruments could be exchanged in transactions between willing, unrelated parties. They do not necessarily represent amounts that would be received or paid in actual transactions.

(dollars in thousands)	As of December 31, 2004	
	Carrying Value	**Fair Value**
Financial assets:		
Cash and cash equivalents	**$ 696,430**	**696,430**
Securities available for sale	**895,989**	**895,989**
Loans	**1,190,681**	**1,254,986**
Accrued interest receivable	**14,671**	**14,671**
Financial liabilities:		
Demand deposits	**237,423**	**237,423**
Interest bearing deposits	**2,289,679**	**2,289,679**
Short-term borrowings	**77,979**	**77,979**
Long-term debt	**114**	**114**
Accrued interest payable	**1,545**	**1,545**

(dollars in thousands)	As of December 31, 2003	
	Carrying Value	Fair Value
Financial assets:		
Cash and cash equivalents	$ 411,682	411,682
Securities available for sale	1,176,926	1,176,926
Loans	1,113,527	1,207,958
Accrued interest receivable	17,535	17,535
Financial liabilities:		
Demand deposits	197,116	197,116
Interest bearing deposits	2,222,694	2,229,139
Short-term borrowings	90,608	90,608
Long-term debt	239	239
Accrued interest payable	1,470	1,470

The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values of financial instruments. Following is a brief summary of the significant methods and assumptions used in estimating fair values:

Cash and Cash Equivalents

The carrying values of these financial instruments approximate fair values.

Securities

Fair values for all securities portfolios are based upon quoted market prices, where available. The carrying value of certain local, unrated municipal obligations was used as an approximation of fair value.

Loans

The fair values of all loans are estimated using discounted cash flow analyses with discount rates equal to the interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit Liabilities

The fair values disclosed for noninterest bearing deposits, interest bearing checking accounts, savings accounts, and money market accounts are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying value of all variable rate certificates of deposit approximates fair value. The fair value of fixed rate certificates of deposit is estimated using discounted cash flow analyses with discount rates equal to the interest rates currently being offered on certificates of similar size and remaining maturity.

Short-Term Borrowings, Long-Term Debt and Other Financial Instruments

The fair value of all short-term borrowings, long-term debt, and other financial instruments approximates the carrying value.

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk. Such financial instruments consist of commitments to extend financing and standby letters of credit. If the commitments are exercised by the prospective borrowers, these financial instruments will become interest earning assets of the Company. If the commitments expire, the Company retains any fees paid by the prospective borrower. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the present credit worthiness of the borrower. For fixed rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of these off-balance sheet items approximates the recorded amounts of the related fees, which are considered to be immaterial.

The Company does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments commonly referred to as derivatives.

(15) Regulatory Capital Requirements

Office of Thrift Supervision (OTS) capital regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2004 and 2003, Trustco Bank was required to maintain a minimum tangible capital of 1.5% of adjusted total assets, a minimum leverage ratio of core capital to adjusted total assets of 4.00% and a minimum ratio of total capital to risk weighted assets of 8.00%.

Federal banking regulations also establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. Generally, an institution is considered well capitalized if it has a leverage capital ratio of at least 5.0% (based on total adjusted quarterly average assets), a Tier 1 risk-based capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based on specific quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulator about capital components, risk weighting and other factors.

Management believes that as of December 31, 2004 and 2003, Trustco Bank met all capital adequacy requirements to which it was subject. Further, the most recent regulator notification categorized the Bank as a well-capitalized institution. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. As stated above, the Bank has been classified as well capitalized for regulatory purposes, and therefore, these regulations do not apply. The following is a summary of actual capital amounts and ratios as of December 31, 2004 and 2003, for Trustco Bank:

(dollars in thousands)	**As of December 31, 2004**	
	Amount	Ratio
Leverage capital:	**$203,177**	**7.24%**
Tier 1 risk-based capital:	**203,177**	**15.79**
Total risk-based capital:	**219,668**	**17.08**

(dollars in thousands)	As of December 31, 2003	
	Amount	Ratio
Leverage capital:	$178,952	6.51%
Tier 1 risk-based capital:	178,952	14.54
Total risk-based capital:	194,745	15.83

The following is a summary of actual capital amounts and ratios as of December 31, 2004 and 2003 for TrustCo on a consolidated basis:

(dollars in thousands)	**As of December 31, 2004**	
	Amount	Ratio
Leverage capital:	**$220,819**	**7.74%**
Tier 1 risk-based capital:	**220,819**	**17.09**
Total risk-based capital:	**237,378**	**18.37**

(dollars in thousands)	As of December 31, 2003	
	Amount	Ratio
Leverage capital:	$205,720	7.53%
Tier 1 risk-based capital:	205,720	16.54
Total risk-based capital:	221,679	17.82

Notes to Consolidated Financial Statements *(continued)*

(16) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Income

(dollars in thousands)

Income:	2004	2003	2002
Dividends and interest from subsidiaries	**$19,403**	31,096	35,898
Net gain on sales of securities	**21,157**	12,952	7,587
Income from other investments	**424**	1,110	1,394
Total income	**40,984**	45,158	44,879
Expense:			
Operating supplies	**61**	75	72
Professional services	**203**	63	6,173
Miscellaneous expense	**85**	95	1,167
Total expense	**349**	233	7,412
Income before income taxes and subsidiaries' undistributed earnings	**40,635**	44,925	37,467
Income tax expense	**8,303**	5,267	135
Income before subsidiaries' undistributed earnings	**32,332**	39,658	37,332
Equity in undistributed earnings of subsidiaries	**24,208**	13,373	11,912
Net income	**$56,540**	53,031	49,244

Years Ended December 31,

Statements of Condition

(dollars in thousands)

Assets:	2004	2003
Cash in subsidiary bank	**$ 20,530**	17,363
Investments in subsidiaries	**205,522**	186,290
Securities available for sale	**9,106**	35,323
Other assets	**824**	1,741
Total assets	**$235,982**	240,717
Liabilities and shareholders' equity:		
Accrued expenses and other liabilities	**10,150**	13,955
Total liabilities	**10,150**	13,955
Shareholders' equity	**225,832**	226,762
Total liabilities and shareholders' equity	**$235,982**	240,717

December 31,

Statements of Cash Flows

(dollars in thousands) — Years Ended December 31,

	2004	2003	2002
Increase/(decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income	**$56,540**	53,031	49,244
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	**(24,208)**	(13,373)	(11,912)
Net gain on sales of securities	**(21,157)**	(12,952)	(7,587)
Net change in other assets and accrued expenses	**4,764**	972	(5,677)
Total adjustments	**(40,601)**	(25,353)	(25,176)
Net cash provided by operating activities	**15,939**	27,678	24,068
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	**57,997**	49,831	18,079
Purchases of securities available for sale	**(29,951)**	(23,475)	(12,834)
Net cash provided by investing activities	**28,046**	26,356	5,245
Cash flows from financing activities:			
Proceeds from exercise of stock options and related tax benefits	**9,281**	12,084	18,885
Dividends paid	**(44,504)**	(45,008)	(43,188)
Payments to acquire treasury stock	**(13,482)**	(30,034)	(8,844)
Proceeds from sales of treasury stock	**7,887**	7,605	7,754
Net cash used in financing activities	**(40,818)**	(55,353)	(25,393)
Net increase/(decrease) in cash and cash equivalents	**3,167**	(1,319)	3,920
Cash and cash equivalents at beginning of year	**17,363**	18,682	14,762
Cash and cash equivalents at end of year	**$ 20,530**	17,363	18,682

Supplemental Information

	2004	2003	2002
Increase (decrease) in dividends payable	**$ 69**	(475)	443
Change in unrealized gain on securities available for sale — gross	**19,328**	638	1,340
Change in deferred tax effect on unrealized gain on securities available for sale	**(7,707)**	(261)	(547)

TrustCo Bank Corp NY Officers and Board of Directors

OFFICERS

PRESIDENT AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND CHIEF BANKING OFFICER
Scot R. Salvador

SECRETARY
Robert M. Leonard

ASSISTANT SECRETARIES
Cheri J. Parvis
Thomas M. Poitras

Directors of TrustCo Bank Corp NY are also Directors of Trustco Bank

BOARD OF DIRECTORS

Joseph Lucarelli
President
Traditional Builders

Anthony J. Marinello, M.D., Ph.D.
Physician

Robert A. McCormick
Chairman
TrustCo Bank Corp NY

William D. Powers
Partner
Powers & Co., LLC
Consulting

William J. Purdy
President
Welbourne & Purdy Realty, Inc.
Real Estate

HONORARY DIRECTORS

Lionel O. Barthold
M. Norman Brickman
Bernard J. King
Nancy A. McNamara
William H. Milton, III
John S. Morris, Ph.D.
James H. Murphy, D.D.S.
Richard J. Murray, Jr.
Daniel J. Rourke, M.D.
Anthony M. Salerno
Edwin O. Salisbury
William F. Terry
Harry E. Whittingham, Jr.

Trustco Bank Officers

PRESIDENT AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Robert T. Cushing

EXECUTIVE VICE PRESIDENT AND CHIEF BANKING OFFICER
Scot R. Salvador

AUDITOR
Kenneth E. Hughes, Jr.

ACCOUNTING/FINANCE
Vice Presidents
Michael M. Ozimek
Daniel R. Saullo

BRANCH ADMINISTRATION/ MARKETING
Administrative Vice President
Robert M. Leonard
Vice President
Deborah K. Appel

Officers
John R. George
Paul D. Matthews
Michael V. Pitnell
Mary Jean Riley

COMPLIANCE
Vice President
Thomas M. Poitras

COMMERCIAL LENDING
Vice President
Patrick M. Canavan

Officer
Paul R. Steenburgh

FACILITIES
Vice President
George W. Wickswat

MORTGAGE LOANS
Vice President
Michael J. Lofrumento

Officer
Robert O. Breton, Esq.

OPERATIONS
Vice Presidents
Christopher L. Cox
Eric W. Schreck

PERSONNEL/QUALITY CONTROL
Vice President
Cheri J. Parvis

TRUST DEPARTMENT
Administrative Vice President
Kevin M. Curley
Vice President
Patrick J. LaPorta, Esq.

Officers
Craig C. Chenevert
Stephanie A. Duma
Richard W. Provost

Branch Locations

Altamont Ave. Office
1400 Altamont Ave.
Schenectady, NY
Telephone: 356-1317

Altamont Ave. West Office
1900 Altamont Ave.
Rotterdam, NY
Telephone: 355-1900

Ballston Spa Office
235 Church Ave.
Ballston Spa, NY
Telephone: 885-1561

Bedford Hills Office
180 Harris Rd.
Bedford Hills, NY 10507
Telephone: (914) 666-6230

Bennington Office
215 North St.
Bennington, VT
Telephone: (802) 447-4952

Brandywine Office
State St. at Brandywine Ave.
Schenectady, NY
Telephone: 346-4295

Briarcliff Manor Office
64 Route 100
Briarcliff Manor, NY 10510
Telephone: (914) 762-7133

Canajoharie Office
211 Erie Blvd.
Canajoharie, NY
Telephone: 673-2012

Central Ave. Office
163 Central Ave.
Albany, NY
Telephone: 426-7291

Clifton Country Road Office
7 Clifton Country Rd.
Clifton Park, NY
Telephone: 371-5002

Clifton Park Office
1018 Route 146
Clifton Park, NY
Telephone: 371-8451

Cobleskill Office
RR #3, Rt. 7
Cobleskill, NY
Telephone: 254-0290

Colonial Drive Office
4450 East Colonial Dr.
Orlando, FL 32803
Telephone: (407) 895-6393

Colonie Office
1892 Central Ave.
Colonie Plaza, Colonie, NY
Telephone: 456-0041

Dean Road Office
3920 Dean Rd.
Orlando, FL 32817
Telephone: (407) 657-8001

Delmar Office
167 Delaware Ave.
Delmar, NY
Telephone: 439-9941

East Colonial Office
12901 East Colonial Drive
Orlando, FL
Telephone: (407) 275-3075

East Greenbush Office
501 Columbia Turnpike
Rensselaer, NY
Telephone: 479-7233

Elmsford Office
100 Clearbrook Rd.
Elmsford, NY
Telephone: (914) 345-1808

Exit 8/Crescent Rd. Office
CVS Plaza
Clifton Park, NY
Telephone: 383-0039

Fishkill Office
1542 Route 52
Fishkill, NY
Telephone: 896-8260

Freemans Bridge Rd. Office
Trustco Center
Glenville, NY
Telephone: 344-7510

Glens Falls Office
3 Warren Street
Glens Falls, NY
Telephone: 798-8131

Greenwich Office
131 Main St.
Greenwich, NY
Telephone: 692-2233

Guilderland Office
3900 Carman Rd.
Schenectady, NY
Telephone: 355-4890

Halfmoon Office
Country Dollar Plaza
Halfmoon, NY
Telephone: 371-0593

Hoosick Falls Office
47 Main St.
Hoosick Falls, NY
Telephone: 686-5352

Hudson Office
507 Warren St.
Hudson, NY
Telephone: 828-9434

Hudson Falls Office
3376 Burgoyne Ave.
Hudson Falls, NY
Telephone: 747-0886

Lake Mary Office
350 West Lake Mary Blvd.
Sanford, FL 32773
Telephone: (407) 330-7106

Latham Office
1 Johnson Rd.
Latham, NY
Telephone: 785-0761

Loudon Plaza Office
372 Northern Blvd.
Albany, NY
Telephone: 462-6668

Longwood Office
1400 West State Rd.
Longwood, FL
Telephone (407) 339-3396

Madison Ave. Office
1084 Madison Ave.
Albany, NY
Telephone: 489-4711

Malta 4 Corners Office
2471 Route 9
Malta, NY
Telephone: 899-1056

Malta Mall Office
43 Round Lake Rd.
Ballston Lake, NY
Telephone: 899-1558

Mayfair Office
286 Saratoga Rd.
Glenville, NY
Telephone: 399-9121

Mechanicville Office
9 Price Chopper Plaza
Mechanicville, NY
Telephone: 664-1059

Milton Office
2 Trieble Ave.
Ballston Spa, NY
Telephone: 885-0498

Mont Pleasant Office
Crane St. at Main Ave.
Schenectady, NY
Telephone: 346-1267

New Scotland Office
301 New Scotland Ave.
Albany, NY
Telephone: 438-7838

Newton Plaza Office
588 New Loudon Rd.
Latham, NY
Telephone: 786-3687

Niskayuna-Woodlawn Office
3461 State St.
Schenectady, NY
Telephone: 377-2264

Osprey Office
1300 South Tamiami Trail
Osprey, FL
Telephone: (941) 918-9380

Pomona Office
1581 Route 202
Pomona, NY
Telephone: 354-0176

Poughkeepsie Office
2656 South Rd.
(Route 9)
Poughkeepsie, NY
Telephone: 485-6419

Queensbury Office
118 Quaker Rd.
Suite 9, Queensbury, NY
Telephone: 798-7226

Rotterdam Office
Curry Road Shopping Ctr.
Rotterdam, NY
Telephone: 355-8330

Rotterdam Square Office
93 W. Campbell Rd.
Rotterdam, NY
Telephone: 377-2393

Route 2 Office — Latham
201 Troy-Schenectady Rd.
Latham, NY
Telephone: 785-7155

Route 7 Office
1156 Troy-Schenectady Rd.
Latham, NY
Telephone: 785-4744

Sarasota Office
2704 Bee Ridge Road
Sarasota, FL
Telephone: (941) 929-9451

Saratoga Office
34 Congress St.
Saratoga Springs, NY 12866
Telephone: 587-3500

Scotia Office
123 Mohawk Ave.
Scotia, NY
Telephone: 372-9416

Sheridan Plaza Office
1350 Gerling St.
Schenectady, NY
Telephone: 377-8517

Shoppers' World Office
Old Rte. 146 and Plank Rd.
Clifton Park, NY
Telephone: 383-6850

Slingerlands Office
1569 New Scotland Avenue
Slingerlands, NY
Telephone: (518) 439-9352

South Glens Falls Office
Glengate Shopping Plaza
133 Saratoga Road, Suite 1
South Glens Falls, NY
Telephone: 793-7668

State Farm Rd. Office
2050 Western Ave.
Guilderland, NY
Telephone: 452-6913

State St. Albany Office
112 State St.
Albany, NY
Telephone: 436-9043

State St. Schenectady Office
320 State St.
Schenectady, NY
Telephone: 377-3311

Stuyvesant Plaza Office
Western Ave. at Fuller Rd.
Albany, NY
Telephone: 489-2616

Tanners Main Office
345 Main St.
Catskill, NY
Telephone: 943-2500

Tanners West Side Office
238 West Bridge St.
Catskill, NY
Telephone: 943-5090

Troy Office
5th Ave. and State St.
Troy, NY
Telephone: 274-5420

Union Street East Office
1700 Union St.
Schenectady, NY
Telephone: 382-7511

Upper New Scotland Office
583 New Scotland Ave.
Albany, NY
Telephone: 438-6611

Upper Union Street Office
1620 Union St.
Schenectady, NY
Telephone: 374-4056

Ushers Road Office
308 Ushers Rd.
Ballston Lake, NY
Telephone: 877-8069

Valatie Office
2929 Route 9
Valatie, NY
Telephone: (518) 758-2265

Wappingers Falls Office
1490 Route 9
Wappingers Falls, NY
Telephone: (845) 298-9315

West Sand Lake Office
3707 NY Rt. 43
West Sand Lake, NY
Telephone: 674-3327

Wilton Mall Office
Route 50
Saratoga Springs, NY
Telephone: 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: 458-7761

Wynantskill Office
134-136 Main St., Rt. 66
Wynantskill, NY
Telephone: 286-2674

General Information

ANNUAL MEETING
Monday, May 9, 2005
10:00 AM
192 Erie Boulevard
Schenectady, NY 12305

CORPORATE HEADQUARTERS
5 Sarnowski Drive
Glenville, NY 12302
(518) 377-3311

DIVIDEND REINVESTMENT PLAN
A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Plan
has certain administrative charges, and provides a convenient method of acquiring additional shares. Trustco Bank acts as administrator for this service, and is the agent for shareholders in these transactions. Shareholders who want additional information may contact the TrustCo Shareholder Services Department at (518) 381-3601.

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. Electing direct deposit will not affect the mailing of annual and quarterly reports and proxy materials. If you would like to arrange direct deposit, please write the TrustCo Shareholder Services Department at the corporate headquarters address listed on this page.

DUPLICATE MAILING NOTIFICATION
If you are a shareholder of record and are currently receiving multiple copies of TrustCo's annual and quarterly reports, please contact the TrustCo Shareholder Services Department at (518) 381-3601, or at the corporate headquarters address listed on this page.

EQUAL OPPORTUNITY AT TRUSTCO
Trustco Bank is an Affirmative Action Equal Opportunity Employer.

FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Form 10-K upon written request. Requests and related inquiries should be directed to Robert M. Leonard, Secretary, TrustCo Bank Corp NY, P.O. Box 380, Schenectady, New York 12301-0380.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Cheri J. Parvis, Vice President-Personnel, TrustCo Bank Corp NY,
P.O. Box 1082, Schenectady, New York 12301-1082.

NASDAQ SYMBOL: TRST
The Corporation's common stock trades on The Nasdaq Stock Market^{SM} under the symbol TRST.

SUBSIDIARIES:
Trustco Bank
Glenville, New York
Member FDIC
(and its wholly owned subsidiary,
Trustco Vermont Investment Company
Bennington, Vermont)

ORE Subsidiary Corp.
Schenectady, New York

TRANSFER AGENT
Trustco Bank
Securities Department
P.O. Box 380
Schenectady, New York 12301-0380